BAKER & MCKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 3 2006
WASH, D.C. 199

March 31, 2006

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 2054[redacted]
U.S.A.

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporati
- International Mail st

06012343

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 14, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Lydia

Michelle Li / Joyce Yip

Encl.

PROCESSED
APR 10 2006
THOMSON FINANCIAL

dlw 4/10

BAKER & MCKENZIE

貝克・麥堅時律師事務所

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of January 9, 2006:

1. Announcement on Annual Results for the Financial Year ended 31 December 2005, released on March 27, 2006;
2. Overseas Regulatory Announcement Resolutions of the 9th Meeting of the 4th Session of the Board of Directors, released on March 27, 2006;
3. Overseas Regulatory Announcement Resolutions of the 4th Meeting of the 4th Session of the Supervisory Committee, released on March 27, 2006.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2005

The board of directors (the "Board") of Huadian Power International Corporation Limited (the "Company") hereby announces the consolidated results of the Company and its subsidiaries and jointly controlled entity (the "Group") for the financial year ended 31 December 2005 as prepared in accordance with International Financial Reporting Standards ("IFRS").

FINANCIAL AND BUSINESS SUMMARIES:

- Power generation amounted to 46.82 million MWh, representing an increase of 25.03% over 2004; on-grid power supply amounted to 43.82 million MWh, representing an increase of approximately 25.46% over 2004;
- Turnover amounted to approximately RMB13,300 million, representing an increase of approximately 30.71% over 2004;
- Profit attributable to equity shareholders of the Company amounted to approximately RMB1,066 million, representing an increase of approximately 1.98% over 2004;
- Earnings per share were RMB0.179. The Board recommended the payment of a final dividend of RMB0.065 per share for the financial year of 2005; and
- During the year, there were mainly five generating units of the Group commenced commercial operations, with a total capacity of 1,560MW.

RESERVES

According to the Company's Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC accounting standards and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. The Board has resolved to transfer 10% (2004: 10%) of the Company's 2005 profit, as determined under PRC accounting standards and regulations, to this reserve, i.e. RMB101,497,000 (2004: RMB104,400,000).

According to the Company's Articles of Association, the Company is required to transfer 5% to 10% (at the discretion of the Board) of its profit after taxation, as determined under PRC accounting standards and regulations, to the statutory public welfare fund. The Board has resolved to transfer 5% (2004: 5%) of the Company's 2005 profit, as determined under PRC accounting standards and regulations, to the fund, i.e. RMB50,748,000 (2004: RMB52,200,000).

DIVIDENDS

The Board recommended the payment of a final dividend of RMB0.065 per share (totalling approximately RMB391,370,473) for the financial year ended 31 December 2005 (2004: a final dividend of RMB0.035 per share, totalling approximately RMB210,738,000). This dividend distribution proposal is subject to the approval by the shareholders of the Company at the 2005 Annual General Meeting.

No interim dividend was distributed for the six months ended 30 June 2005 (2004: an interim dividend of RMB0.02 per share, totalling approximately RMB105,122,000).

THE GROUP'S EXISTING POWER GENERATION FACILITIES

The Group is one of the largest listed power producers in the PRC. As at 31 December 2005, the interested installed capacity of the Group amounted to 8,197.5MW and the total installed capacity controlled or invested by the Group amounted to 10,307.2MW. Details are as follows:

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Zouxian Plant	2,540	100%	2 x 600MW+ 4 x 335MW	2 x1,000MW generating units under construction
Shiliquan Plant	1,285	100%	2 x 300MW+ 4 x 140MW + 1 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Weifang Power Generation Company Limited ("Weifang Company") *(note 1)*	660	30%	2 x 330MW	2 x 670MW generating units under construction
Huadian Qingdao Power Company Limited ("Qingdao Company") *(note 2)*	960	55%	3 x 300MW + 60MW	1 x 300MW generating unit under construction
Huadian Zibo Power Company Limited ("Zibo Company")	467	100%	2 x 145MW+ 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") *(note 3)*	290	80.41%	2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	333	54.49%	2 x 150MW+ 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,200	80%	4 x 300MW	2 x 600MW generating units under construction
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company") *(note 4)*	—	97%	—	2 x 600MW generating units under construction
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company") *(note 4)*	—	90%	—	2 x 660MW generating units under construction
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company") *(note 2)*	660	50%	2 x 330MW	
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	112.2	31.11%	112.2MW	Wind power generation
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company") *(note 2)*	600	40%	2 x 300MW	
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company") *(note 5)*	—	40%	—	2 x 600MW generating units under construction
Total installed capacity controlled or invested *(note 6)*	10,307.2			
Total interested capacity *(note 7)*	8,197.5			

Note 1: In 2005, the former Weifang Power Plant of the Group was incorporated as Huadian Weifang Power Generation Company Limited, a company with limited liabilities in which the Company held 30% equity interests. The relevant procedures for change of registration were completed on 16 December 2005.

Note 2: The two 330MW coal-fired generating units of Zhongning Company were completed and commenced commercial operation on 22 January 2005 and 17 November 2005 respectively. The two 300MW coal-fired generating units of Chizhou Company were completed and commenced commercial operation on 11 September 2005 and 8 December 2005 respectively. The first 300MW coal-fired generating unit of Qingdao Company was completed and commenced commercial operation on 30 November 2005.

Note 3: In October 2005, a capital increase was made for Zhangqiu Company, which operates two 145MW coal-fired generating units. Zhangqiu Company proposed to undertake its phase II expansion project of two 300MW generating units with planned total investment of approximately RMB2,858 million, which required a capital contribution of approximately RMB570 million. Based on the capital contribution made by each shareholder, the Company held 80.41% equity interests in Zhangqiu Company as at 31 December 2005.

Note 4: On 14 June 2005, the Company entered into Suzhou Company Share Transfer Agreement with China Huadian Corporation ("China Huadian"), pursuant to which the Company acquired the 97% equity interests in Suzhou Company from China Huadian at a consideration of RMB74,900,000. On the same day, the Company entered into Xinxiang Company Share Transfer Agreement with China Huadian, pursuant to which the Company acquired the 90% equity interests in Xinxiang Company from China Huadian at a consideration of RMB90,100,000. These transactions were approved by independent shareholders at the Extraordinary General Meeting held on 24 August 2005. Following the approval of the PRC's state-owned assets supervision and administration authority in December 2005, the acquisition became effective.

Note 5: The 2 x 600MW coal-fired generating units project of Luzhou Company were approved by the State Development and Reform Commission (the "SDRC") on 31 December 2005 and commenced construction. The two generating units are expected to commence commercial operation in 2006 and 2007 respectively.

Note 6: It is calculated based on 100% installed capacities of the power plants managed by the Company, its subsidiaries, jointly controlled entity and associates.

Note 7: It is calculated based on proportionate total interested capacities of the Company, its subsidiaries, jointly controlled entity and associates in the relevant power plant.

Note 8: On 26 February 2006, the Company entered into an agreement with Ningxia Power Company to establish Ningxia Lingwu Power Generation Company Limited ("Lingwu Company"), in which the Company holds 65% equity interests. Currently Lingwu Company has two 600MW generating units under construction.

The above-mentioned power plants are all strategically located in the vicinity of major mines or electricity load centres.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2005

During the reporting period, the operation safety of the Group's generating units maintained at a satisfactory level and had achieved the 33 consecutive 100-day safety records. The plants managed by the Group such as Laicheng Plant, Guangan Company, Qingdao Company, Weifang Company, Zibo Company and Tengzhou Company have recorded continuous safe production for over 2,000 days while the safe production record achieved by each of Zouxian Plant and Zhangqiu Company was a period of over 1,000 days.

In 2005, a total of 281 generating units of whole country participated in the 34th Large-scale Thermal Power Units Competition of the PRC for the Year 2004 (with unit capacity of 300MW and above). The generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the units. A total of 52 generating units won awards in the competition. The overall rate of prize winning was 18.5%. A total of eighteen 300MW or 600MW generating units of the Group participated in this competition, and eight of which won awards. The rate of prize winning attained by the Group was about 44.4%. The No.6 generating unit of Zouxian Plant won top-rank prize (Championship) under the category of 600 MW generating units. The No.2 generating unit of Zouxian Plant and the No.1 generating unit of Qingdao Company won top-rank prize (Championship) and first-class prize (First runner-up award) respectively under the category of 300 MW generating units. The No.3 generating unit of Zouxian Plant and the No.3 and No.4 generating units of Laicheng Plant won second-class prize. The No.1 generating unit of Laicheng Plant and the No.6 generating unit of Shiliquan Plant won third-class prize.

BUSINIESS REVIEW

(1) Power generation

Electricity generation of the Group during 2005 amounted to 46.82 million MWh, representing an increase of approximately 25.03% over 2004. The average utilization hours of the power generation facilities of the Group were 5,712 hours, representing an increase of 623 hours over 2004.

(2) Turnover

In 2005, the total volume of electricity supplied by the Group to the grid was 43.82 million MWh, representing an increase of approximately 25.46% over 2004. Turnover for the year 2005 amounted to approximately RMB13,300 million, representing an increase of approximately 30.71% over 2004. The revenue from sale of electricity for the year 2005 amounted to approximately RMB13,035 million, representing an increase of approximately 30.66% over 2004. The revenue from sale of heat for the year 2005 amounted to approximately RMB265 million, representing an increase of approximately 33.09% over 2004.

(3) Profit

For the year ended 31 December 2005, the Group's profits attributable to equity shareholders of the Company amounted to approximately RMB1,066 million, representing an increase of approximately 1.98% over the corresponding period of 2004. Earnings per share were RMB0.179.

(4) New installed capacity

There were mainly five generating units of the Group commenced commercial operation in 2005. The two 330MW coal-fired generating units of Zhongning Company were completed and commenced commercial operation on 22 January 2005 and 17 November 2005 respectively. The two 300MW coal-fired generating units of Chizhou Company were completed and commenced commercial operation on 11 September 2005 and 8 December 2005 respectively. The first 300MW coal-fired generating unit of Qingdao Company was completed and commenced commercial operation on 30 November 2005. The on-grid electricity tariff for these newly-operated generating units was approved by local government authorities. The on-grid electricity tariff for the 1st 300MW generating unit of Qingdao Company phase II project, the two 330MW generating units of Zhongning Company and the two 300MW generating units of Chizhou Company was RMB0.344 per KWh (including desulphurization), RMB0.233 per KWh and RMB0.369 per KWh (including desulphurization) respectively. All the tariff stated above include VAT.

(5) Construction in progress

To date, the Group's projects in progress include two 1,000MW generating units of Zouxian Plant Phase IV expansion project, the second 300MW generating unit of Qingdao Company Phase II expansion project, two 670MW generating units of Weifang Company Phase II expansion project, two 600MW generating units of Guangan Company Phase III expansion project, two 600MW generating units of Lingwu Company construction project, two 600MW generating units of Suzhou Company Phase I construction project, two 660MW generating units of Xinxiang Company Phase I construction project and two 600MW generating units of Luzhou Company construction project.

(6) Preliminary projects

Preliminary projects controlled and developed by the Group include two 300MW heat and electricity co-generating units of Zhangqiu Company Phase II and two 315MW heat and electricity co-generating units of Tengzhou Company Phase II. In addition to developing thermal power, the Company put more efforts in development of Sichuan Daduhe Luding Hydropower Station for earlier approval by the State while seeking the development rights for other hydroelectricity projects along the Daduhe river basin and new hydroelectricity resources. The Company is striving for a breakthrough in new power projects such as wind power generation and biomass energy power generation.

MANAGEMENT DISCUSSION AND ANALYSIS

(1) Macroeconomic Conditions and Electricity Demand

In 2005, the gross domestic product ("GDP") of the PRC amounted to RMB18,232.1 billion, representing an increase of 9.9% over 2004 determined based on comparable pricing. Power consumption of the whole society totalled 2,468.9 billion KWh, representing a year-on-year increase of 13.45% over 2004, of which the primary, secondary and tertiary industry accounted for 74.1 billion KWh, 1,847.8 billion KWh and 263.1 billion KWh respectively, representing a year-on-year increase of 7.64%, 13.37% and 12.90% respectively.

Currently, the Group's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Province / Autonomous Region with fast-growing economy and considerable GDP growth in recent years. Based on comparable pricing, the GDP growth rates of Shandong, Sichuan, Ningxia, Anhui and Henan Province / Autonomous Region in 2005 reached 15.2%, 12.6%, 10.3%, 11.8% and 14.1% respectively. Their GDP growth rates are higher than the national average by 5.3, 2.7, 0.4, 1.9 and 4.2 percentage points, respectively. It was the fifteenth consecutive year that Shandong Province has recorded a double-digit economic growth rate. Power consumption of the whole society for Shandong Province increased by 16.56%. In line with the GDP growth, power demands in other regions increased rapidly.

(2) Turnover and Profit

In 2005, the Group achieved its planned operating targets by means of strengthening management, securing sufficient supply of coal with high quality, increasing electricity generation and tightly controlling various costs and expenses. The total volume of electricity supplied by the Group to the grid for the year 2005 was 43.82 million MWh. Turnover for the year 2005 amounted to approximately RMB13,300 million, representing an increase of approximately 30.71% over 2004. Profits attributable to equity shareholders of the Company amounted to approximately RMB1,066 million, representing an increase of approximately 1.98% over 2004. Earnings per share were RMB0.179. The significant increase in turnover was mainly attributable to the increase of 25.46% in on-grid electricity supply as compared with that for the year 2004.

(3) Operating Expenses

During the year, the operating expenses of the Group amounted to RMB11,247 million, representing an increase of 37.86% over 2004, which was attributable to a growth of 25.03% in the volume of power generation and a rise in coal costs.

The principal operating expense of the Group was coal costs, which amounted to RMB7,271 million in 2005, accounting for 64.65% of the Group's total operating expenses. In 2005, the Group's unit fuel cost for electricity supply amounted to RMB160.03/MWh, representing a growth of 24.48% over 2004. The increase in unit coal cost was due to a year-on-year increase of 25.74% in unit price of standard coal.

Depreciation and amortisation expenses of the Group amounted to RMB1,622 million in 2005, representing an increase of 5.79% over 2004. The increase in depreciation expenses mainly resulted from the addition of the No.3 and No.4 generating units of Guangan Company and the change in the consolidation method in respect of Qingdao Company.

The major overhaul and repair and maintenance expenses of the Group increased by approximately 5.63% to RMB399 million as compared with that for 2004. This was mainly attributable to the increased expenses for the No.3 and No.4 generating units of Guangan Company. The increase in major overhaul and maintenance expenses was lower than that in the average installed capacity of the generating units of the Group, which was mainly due to the Group's strengthened control over major overhaul and repair and maintenance expenses.

Personnel costs of the Group amounted to RMB1,057 million in 2005, representing a year-on-year increase of 15%. This was mainly due to the more staff employed for operation of new generating units, and the additional costs arising from the raised social insurance contribution base.

Administration expenses increased by 41.58% to RMB506 million as compared with that for 2004. The growth was mainly due to a rise in the Company's environmental protection expenses of approximately RMB95.81 million.

Other operating expenses amounted to RMB257 million, representing an increase of RMB43 million over 2004, which was mainly due to the increased water fee as a result of the increased power generation.

(4) Finance Costs

Net finance costs of the Group in 2005 amounted to RMB446 million, representing a decrease of RMB47.35 million or 9.59% over 2004. This was mainly attributable to the US dollar exchange gains.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2005

(5) **Indebtedness**

As at 31 December 2005, the borrowings of the Group amounted to RMB18,432 million, of which loans denominated in US dollars amounted to US$192 million. The gearing ratio (i.e. total liabilities / total assets) was 60.7%, representing a decrease of 1.19 percentage points from that of 2004. This was mainly attributable to the increase in shareholders' equity as a result of the issuance of RMB ordinary shares which offset the increase in debt financing.

(6) **Cash and Cash Equivalents**

As at 31 December 2005, the Group had cash and cash equivalents of approximately RMB846 million.

(7) **Cash Flow Analysis**

In 2005, the net decrease in consolidated cash and cash equivalents of the Group amounted to approximately RMB414 million. Net increase in cash flow generating from operating activities amounted to approximately RMB2,335 million, which was stable. Net decrease in cash flow generating from investing activities amounted to approximately RMB6,646 million, mainly resulting from the investment in fixed assets including construction in progress and technology improvements, as well as payment for acquisition of Xinxiang Company and Suzhou Company and additional investments in associates. Net increase in cash flow generating from financing activities amounted to approximately RMB3,897 million, which was mainly due to the issuance of RMB ordinary shares and increased debt financing during the reporting period.

(8) **Production, Operation and Safety**

In 2005, the equivalent availability factor of the generating units was 93.8%; the equivalent forced suspension rate was 0.2%; the average coal consumption rate for electricity supply of generating units was 344.99g/KWh, a decrease of 1.14g/KWh from that of 2004.

In 2005, the Group's operation safety maintained at a satisfactory level. As at 31 December 2005, the Group had achieved production safety throughout the year.

In 2005, a total of 11 major overhauls and 14 minor overhauls were undertaken in respect of the generating units of the Group and the planned overhaul rate was 5.92%, representing an increase of 0.34 percentage points over 2004.

(9) **Technical Improvement Projects**

In 2005, the technical improvement projects of the Group progressed smoothly. The purpose of these technical improvement projects of the Group was to enhance the level of operation safety and automation of the facilities so that the production efficiency of the generating units could be improved. The Group had introduced new technology to upgrade some of its steam turbine equipment and the effect was satisfactory.

The Group implemented technical improvement projects in respect of energy-saving and capacity-increase for the No.1 generating unit of Shiliquan Plant. To date, the Group has undertaken upgrade to six 300MW generating units and five 125MW generating units. After the implementation of technical improvement projects to save energy and increase capacity, the average standard coal consumption rate of generating units reduced by about 10-15g/KWh while the capacity of generating units increased by 10% or above, from the original capacity of 125MW and 300MW to the new capacity of 140MW, 330MW or 335MW respectively. The increase in branded capacity for relevant plants has been formally approved by relevant government authorities.

In consideration of environmental protection and developing strategies, the Company implemented technical improvement project of straw burning technology, a renewable energy resource technology, for the boiler burner of the No.5 generating unit of Shiliquan Plant (wholly owned by the Company, with a capacity of 140MW), which commenced commercial operation on 16 December 2005. The project is the first one in the PRC in terms of renewable resource utilisation developed based on imported technology, with technical support from BWE (Denmark) for mixed burning of powdered coal and straw. The Company made innovation and improvement to the project according to domestic specific conditions, taking the lead in implementation of such technical improvement in the PRC.

BUSINESS OUTLOOK

In 2006, the first year of the "11th Five-Year Plan", the PRC will embark on a series of new strategic initiatives for national economy and social development during the "11th Five-Year" period. In light of the scientific development vision for overall economic and social progress, the PRC will advance the construction of a harmonious society, with more efforts in cycle economy to expedite the transformation of economic growing mode for an energy-saving and environment-friendly society. As for power generating companies, the growing PRC economy will promise the increasing demand for electricity power.

As the pillar industry of national economy, power generating industry is a cornerstone of economic development, while the growth in gross generation of power electricity depends on GDP growth, the whole society's demand for power and new installed capacity.

The start-up of power polling for regional power markets will introduce fiercer competition among power generation enterprises. With Northeast China power market and East China power market having entered the comprehensive simulation operation stage, the South China power market has commenced simulation operation, while the North China power market, where the Group's major assets (approximately 75% of the Group assets are located in Shandong Province) are located, has no implementation plan yet.

The supply bottleneck of coal for power generation is expected to be alleviated with the improving railway transportation capability, but uncertainty still exists in coal price.

As a whole, demand for power is growing in developed or rapid growing economies including Shandong, Sichuan, Ningxia and Anhui in which the Group invests. In addition, among the Company's quality assets with a majority of large generating units of high performance and efficiency, 300MW or above generating units account for over 80% of the total installed capacity. The 2 x 1,000MW ultra-supercritical thermal power generating units of Zouxian Plant under construction holds a leading position in the PRC in terms of unit capacity.

Through a decade of rapid growth and continuous expansion, the Group, as a listed power generating enterprise in China, ranks high in respect of its installed capacity, power generation, profitability, competitiveness and strength. In 2006, the Company will continue to put efforts in infrastructure, operational improvement, power project development, cost-effectiveness enhancement and capital operations, aiming at reinforcing the overall strength and competitive edges of the Company. The Group is confident that with its strengths, it will capitalise on opportunities and address challenges, particularly those from the critical market. The Group will leverage its own advantages and constantly expand its operations so as to secure a steady and fast growth.

The major objectives of the Group in 2006 are as follows:

1. To ensure safe operation of power plants, achieve the Group's target regarding electricity generation scheduled for 2006, tightly control costs and maintain the leading position of the plants in terms of their technological and economic performance.
2. To ensure safety of construction in progress, manage project progress effectively with required quality and unit costs under control, and strive to achieve commencement of commercial operation of the second 300MW generating unit of Qingdao Company Phase II project and the first 670MW generating unit of Weifang Company Phase II project in 2006.
3. To push ahead the Group's preliminary projects, further optimise power source structure and regional structure, and actively develop new energy projects to realise a diversified power generation structure focusing on thermal power and supplemented by hydroelectricity, wind power and biomass energy power generation.
4. To seek new opportunities of power generation projects arising from China Huadian's presence across the PRC to speed up the Group's expansion in domestic power generation industry.
5. To strengthen the control on coal cost, improve coal quality and secure coal supply under strategic partnership with coal mines in the long run.
6. To adopt the low cost strategies continuously for a further increase in profitability.
7. To explore multiple debt-raising channels to cut down financing costs so as to meet future financial needs for faster expansion.
8. To advance innovation in human resources management for improving overall quality of the Company's management.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as at 31 December 2005 is set out as follows:

Name of shareholder	Number of shares held	Approximate percentage of the then total number of shares of the Company in issue (%)
China Huadian Corporation (domestic shares)	3,011,075,430	50.01%
Shandong International Trust and Investment Corporation (domestic shares)	903,443,970	15.00%
Shandong Luneng Development (Group) Company Limited (domestic shares)	86,536,800	1.44%
Zaozhuang City Infrastructure Investment Company (domestic shares)	20,000,000	0.33%
Holders of H shares	1,431,028,000	23.77%
Holders of A shares (domestic shares)	569,000,000	9.45%
Total	6,021,084,200	100%

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2005

Note: The Company issued 765,000,000 RMB ordinary shares in the PRC in January 2005 at the issue price of RMB2.52 per share, of which 196,000,000 State-owned shares were allocated and issued to China Huadian. These State-owned shares allocated and issued to China Huadian are in the form of unlisted shares and are currently not listed. The other 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005. The Company placed 284,500,000 shares to institutional investors through offline accumulated bidding price inquiry. The remaining 284,500,000 shares were allocated to the secondary market investors by way of online market capitalisation placement.

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

On 31 December 2005, shareholdings of the Company's substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) holding 10% or more of any class of the issued share capital of the Company are as follows:

Name of shareholder	Shares	Number of shares held	Approximate percentage of the total number of shares of the Company in issue as at 31 December 2005	Approximate percentage of the total number of domestic shares of the Company in issue as at 31 December 2005	Approximate percentage of the total number of H shares of the Company in issue as at 31 December 2005
China Huadian Corporation	Domestic shares	3,011,075,430	50.01%	65.60%	—
Shandong International Trust and Investment Corporation	Domestic shares	903,443,970	15.00%	19.68%	—
HKSCC Nominees Limited	H shares	1,421,041,900	23.60%	—	99.3%

Details relating to interests, as at 31 December 2005, of the Company's directors, supervisors, chief executives, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance) will be set out in the Company's 2005 Annual Report in accordance with the relevant disclosure requirements under the Listing Rules.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The codes on corporate governance practices adopted by the Company include, without limitation to, the following documents:

1. Articles of Association;
2. Code on Shareholders' Meetings, Board of Directors' Meeting and Supervisory Committee Meeting;
3. Working procedures for Audit Committee, Remuneration and Appraisal Committee and Strategic Committee of the Company's Board;
4. Code on the Company's Investment Projects;
5. Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited; and
6. Code on Trading of the Company's Securities by Employees of Huadian Power International Corporation Limited.

The Board is committed to principles of corporate governance consistent with prudent management and enhancement of shareholders' value. These principles emphasize transparency, accountability and independence.

Upon review of the relevant documents about corporate governance, the Board is of the view that the corporate governance practices adopted by the Company meet the requirements under the principles, code provisions and most of the recommended best practice as set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to the Listing Rules. In certain aspects, the corporate governance practices adopted by the Company are more stringent than the code provisions set out in the Code.

The followings describe the major aspects and practices which are more stringent than the code provisions set out in the Code:

— the Company has formulated the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited and the Code on Trading of the Company's Securities by Employees of Huadian Power International Corporation Limited, which are not less strict than the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules.

— In addition to the Audit Committee and the Remuneration and Appraisal Committee, the Company has established its Strategic Committee and stipulated the Working Procedures for the Strategic Committee.

— In the financial year of 2005, a total of 11 Board meetings of the Company were held.

— The Audit Committee comprises five members, including two non-executive directors and three independent non-executive directors.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2005, none of the Group's deposits placed with financial institutions were designated or trust deposits or material deposits that could not be collected by the Group upon maturity.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the financial year of 2005, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued listed securities ('securities' having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account, for the avoidance of doubt, any issue of new securities.

AUDIT COMMITTEE

The Company's Audit Committee has reviewed the Company's 2005 annual results and financial statements prepared under IFRS for the year ended 31 December 2005.

MATERIAL LITIGATION

During the financial year of 2005, the Group was not involved in any material litigation or arbitration. As at 31 December 2005, no litigation or claim of material importance was known to the Directors of the Company to be pending or threatened by or against the Group.

As at the date of this announcement, the directors of the Company are: He Gong *(Chairman)*, Chen Feihu *(Vice Chairman)*, Zhu Chongli *(Vice Chairman)*, Chen Jianhua *(Executive Director)*, Tian Peiting *(Executive Director)*, Wang Yingli *(Non-executive Director)*, Zhang Bingju *(Non-executive Director)*, Peng Xingyu *(Non-executive Director)*, Ding Huiping *(Independent non-executive Director)*, Zhao Jinghua *(Independent non-executive Director)*, Wang Chuanshun *(Independent non-executive Director)*, Hu Yuanmu *(Independent non-executive Director)*.

By Order of the Board
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

Shandong, the PRC
24 March 2006

* *for identification purpose only*

I. SUMMARY OF FINANCIAL INFORMATION IN FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

The consolidated financial information set out below is extracted from the audited financial statements prepared under IFRSs of the Group as set out in its 2005 annual report.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2005
(Expressed in Renminbi)

	Note	2005 RMB'000	2004 (restated) RMB'000
Turnover	4	13,300,397	10,175,438
Operating expenses			
Coal consumption		(7,270,536)	(4,647,567)
Depreciation and amortisation		(1,621,738)	(1,532,923)
Major overhaul expenses		(246,988)	(233,417)
Repairs and maintenance		(151,863)	(144,180)
Personnel costs	5	(1,057,365)	(919,543)
Administration expenses		(506,429)	(357,708)
Sales related taxes	6	(134,291)	(108,213)
Other operating expenses		(257,449)	(214,414)
		(11,246,659)	(8,157,965)

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2005

	Note		
Operating profit		**2,053,738**	2,017,473
Investment income		**240**	30,066
Other net income		**45,037**	22,119
Net finance costs	7	**(446,357)**	(493,708)
Share of profits less losses of associates		**16,636**	263
Profit before taxation	8	**1,669,294**	1,576,213
Income tax	9	**(512,341)**	(504,152)
Profit for the year		**1,156,953**	1,072,061
Attributable to:			
Equity shareholders of the Company		**1,066,421**	1,045,708
Minority interests		**90,532**	26,353
Profit for the year		**1,156,953**	1,072,061
Basic earnings per share	11	**RMB0.179**	RMB0.199

CONSOLIDATED BALANCE SHEET
As at 31 December 2005
(Expressed in Renminbi)

	Note	**2005** *RMB'000*	2004 *(restated)* *RMB'000*
Non-current assets			
Property, plant and equipment		**21,348,609**	20,925,048
Construction in progress		**9,048,143**	2,876,732
Lease prepayments		**429,770**	416,204
Intangible assets		**44,431**	37,465
Interest in associates		**918,211**	410,163
Other investments		**175,639**	175,639
Deferred tax assets		**46,218**	61,667
		32,011,021	24,902,918
Current assets			
Inventories		**558,847**	358,036
Deposits, other receivables and prepayments		**87,127**	452,876
Trade and bills receivables	12	**1,263,332**	1,050,495
Tax recoverable		**2,789**	9,210
Fixed deposits maturing over three months		**—**	10,752
Cash and cash equivalents		**845,642**	1,260,127
		2,757,737	3,141,496
Current liabilities			
Bank loans		**5,492,551**	3,876,569
Current portion of loans from shareholders		**175,000**	335,000
Current portion of state loans		**9,584**	9,111
Other loans		**398,623**	629,342
Amounts due to holding company		**33,000**	—
Trade and bills payables	13	**1,061,917**	1,426,699
Other payables		**889,640**	781,848
Tax payable		**113,970**	84,681
		8,174,285	7,143,250
Net current liabilities		**(5,416,548)**	(4,001,754)
Total assets less current liabilities		**26,594,473**	20,901,164
Non-current liabilities			
Bank loans		**9,785,891**	8,500,075
Loans from shareholders		**1,135,000**	175,000
State loans		**70,179**	79,492
Other loans		**1,365,647**	1,008,376
Deferred government grants		**136,170**	98,920
Deferred tax liabilities		**439,170**	352,799
		12,932,057	10,214,662
Net assets		**13,662,416**	10,686,502
Capital and reserves			
Share capital		**6,021,084**	5,256,084
Reserves		**6,600,625**	4,617,475
Total equity attributable to equity shareholders of the Company		**12,621,709**	9,873,559
Minority interests		**1,040,707**	812,943
Total equity		**13,662,416**	10,686,502

Note:

1. **Basis of preparation**

The consolidated financial statements for the year ended 31 December 2005 comprise the Group and its interest in associates and a jointly controlled entity.

The financial statements are prepared on the historical cost basis except that the derivatives financial instruments are stated at their fair value. The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year except for the changes in accounting policies (see note 2).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 **Changes in accounting policies**

The International Accounting Standards Board has issued a number of new and revised IFRSs that are effective for accounting periods beginning on or after 1 January 2005. IFRSs include all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and related interpretations.

The Group has adopted the new and revised IFRSs in their accounting policies. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

(a) **Amortisation of positive and negative goodwill (IFRS 3, Business combinations and IAS 36, Impairment of assets)**

In prior periods:

— In respect of business combinations for which the agreement date was before 31 March 2004, positive goodwill was stated at cost less accumulated amortisation and any impairment losses. Amortisation was charged to the income statement from the date of initial recognition on a straight-line basis over the time during which the benefits were expected to be consumed, subject to a maximum of 20 years. The recoverable amount of goodwill was estimated when there was any indication of impairment.

An impairment loss of goodwill was not reversed unless the loss has been caused by a specific external event of an exceptional nature that was not expected to recur, and the increase in recoverable amount related clearly to the reversal of the effect of that specific event.

— In respect of business combinations for which the agreement date was before 31 March 2004, negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, was recognised in the income statement over the weighted average useful life of those assets that were depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired was recognised immediately in the income statement.

With effect from 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill arising from business combinations. Such goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortised but is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount. An impairment loss is not reversed.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2005

Also with effect from 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the year ended 31 December 2005.

The new policy in respect of negative goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the carrying amount of negative goodwill has been derecognised, with a corresponding adjustment to the opening balance of retained profits, and no amortisation for negative goodwill has been recognised in the income statement for the year ended 31 December 2005.

As a result of the adoption of this accounting policy, the Group's amortisation of goodwill for the year ended 31 December 2005 has been decreased by RMB3,536,000 (2004: Nil); profit after tax and basic earnings per share for the year ended 31 December 2005 have been increased by RMB3,536,000 (2004: Nil) and RMB0.0006 (2004: Nil) respectively. The opening balance of the Group's retained profits as at 1 January 2005 has been increased by RMB6,966,000.

(b) **Changes in presentation (IAS 1, Presentation of financial statements)**

(i) Presentation of shares of associates' taxation (IAS 1, Presentation of financial statements)

In prior years, the Group's share of taxation of associates accounted for using the equity method was included as part of the Group's income tax in the consolidated income statement. With effect from 1 January 2005, in accordance with the implementation guidance in IAS 1, the Group has changed the presentation and includes the share of taxation of associates accounted for using the equity method in the share of profits less losses of associates reported in the consolidated income statement before arriving at the Group's profit or loss before tax. The change in presentation has been applied retrospectively with comparatives restated.

As a result of the adoption of this accounting policy, the Group's share of profits less losses of associates has been decreased by RMB10,401,000 (2004: RMB176,000) with the corresponding decrease in the Group's income tax. There is no effect on the Group's profit after tax and basic earnings per share.

(ii) Minority interests (IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and equity. Minority interests in the results of the Group for the year were also separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and the equity shareholders of the Company.

The presentation of minority interests in the consolidated balance sheet and income statement for the comparative period has been restated accordingly.

(c) **Related party disclosures (IAS 24 "Related party disclosures")**

The definition of related parties under IAS 24 has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation and contributions to post- employment benefit plans.

3. **Segment reporting**

The Group's profits are almost entirely attributable to the generation and sale of electricity in the RRC. Accordingly, no segmental analysis is provided.

4. **Turnover**

Turnover represents the sale of electricity and heat, net of value-added tax ("VAT").

Major components of the Group's turnover is as follows:

	2005 *RMB'000*	2004 *RMB'000*
Sale of electricity	13,034,607	9,975,734
Sale of heat	265,790	199,704
	13,300,397	10,175,438

5. **Personnel costs**

	2005 *RMB'000*	2004 *RMB'000*
Wages and staff welfare	732,078	641,615
Retirement costs	149,357	127,262
Other staff costs	175,930	150,666
	1,057,365	919,543

6. **Sales related taxes**

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 5-7% and 3%, respectively, of net VAT payable.

7. **Net finance costs**

	2005 *RMB'000*	2004 *RMB'000*
Interests on bank advances and other loans repayable within five years	766,807	625,066
Interests on other loans repayable after five years	6,849	5,868
Less: Interest capitalised	(256,320)	(100,440)
	517,336	530,494
Less: Interest income	(19,285)	(12,717)
Net foreign exchange gain	(39,984)	—
Net gain on derivative financial instruments	(11,710)	(24,069)
	446,357	493,708

The interest costs have been capitalised at an average rate of 5.26% per annum (2004: 4.99%) for construction in progress.

8. **Profit before taxation**

Profit before taxation is arrived at after charging / (crediting):

	2005 *RMB'000*	2004 *RMB'000*
Auditors' remuneration	5,231	4,779
Amortisation of intangible assets and lease prepayments	23,471	21,534
Cost of inventories	7,763,525	5,098,095
Depreciation	1,598,267	1,511,389
Government grants	3,750	—
Loss / (gain) on disposal of property, plant and equipment	1,459	(51)
Net impairment losses recognised / (reversed) in respect of trade and other receivables	8,058	(493)
(Reversal) / write-off of inventories	(3,007)	1,084
Operating lease charges in respect of land and buildings	37,260	35,070
Research and development costs	5,499	5,232
Share of associates' taxation	10,401	176

9. **Income tax in the consolidated income statement**

	2005 *RMB'000*	2004 *(restated)* *RMB'000*
Current tax		
Charge for PRC enterprise income tax for the year	436,780	457,050
Over-provision in respect of previous years	—	(2,643)
	436,780	454,407
Deferred tax		
Origination and reversal of temporary differences	75,561	49,745
Total income tax expense in the consolidated income statement	512,341	504,152

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2005

Reconciliation of effective tax rate:

	2005 RMB'000	2004 (restated) RMB'000
Profit before taxation	1,669,294	1,576,213
Expected PRC enterprise income tax expense at a statutory tax rate of 33%	550,867	520,150
Non-deductible expenses	1,051	11,847
Non-taxable income	(12,390)	(10,041)
Over-provision in respect of previous years	—	(2,643)
Differential tax rate on subsidiary's income	(27,187)	(15,161)
	512,341	504,152

Note: The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (2004: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations, except for a subsidiary of the Company, which is taxed at a preferential rate of 15%.

10. **Dividends**

(a) These dividends have not been provided for the financial statements:

	2005 RMB'000	2004 RMB'000
Final dividend proposed after balance sheet date of RMB0.065 per share (2004: RMB0.035)	391,370	210,738

Pursuant to a resolution passed at the Directors' meeting held on 24 March 2006, a final dividend of RMB0.065 per share totalling RMB391,370,000 will be payable to shareholders, subject to the approval by the shareholders at the coming Annual General Meeting.

(b) Dividends paid during the year are as follows:

	2005 RMB'000	2004 RMB'000
Interim dividend of RMB Nil per share for the year ended 31 December 2005 (2004: RMB0.02)	—	105,122
Final dividend of RMB0.035 per share for the year ended 31 December 2004 (2003: RMB0.035)	210,738	183,963
	210,738	289,085

11. **Earnings per share**

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company for the year ended 31 December 2005 of RMB1,066,421,000 (2004: RMB1,045,708,000) and the weighted average number of shares in issue during the year ended 31 December 2005 of 5,957,334,000 (2004: 5,256,084,000).

(b) Diluted earnings per share

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2005 and 2004.

12. **Trade and bills receivables**

	2005 RMB'000	2004 RMB'000
Trade and bills receivables for the sale of electricity	1,214,094	991,515
Trade and bills receivables for the sale of heat	49,238	58,980
	1,263,332	1,050,495

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade and bills receivables is as follows:

	2005 RMB'000	2004 RMB'000
Within one year	1,247,413	1,020,280
Between one and two years	17	3,030
Between two and three years	1,594	25,572
More than three years	14,308	1,613
	1,263,332	1,050,495

13. **Trade and bills payables**

All of the trade and bills payables are expected to be settled within one year.

II. **SUMMARY OF FINANCIAL INFORMATION IN FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS ("PRC GAAP")**

The consolidated financial information set out below is extracted from the audited financial statements prepared under PRC GAAP of the Group as set out in its 2005 annual report.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2005
(EXPRESSED IN RENMINBI'000)

	2005	2004
Sales from principal activities	13,300,397	10,175,438
Less: Cost of sales from principal activities	(10,221,162)	(7,364,476)
Sales taxes and surcharges	(134,291)	(108,213)
Profit from principal activities	2,944,944	2,702,749
Add: Profit from other operations	25,548	15,586
Less: General and administrative expenses	(871,956)	(673,606)
Financial expenses	(513,273)	(493,708)
Operating profit	1,585,263	1,551,021
Add: Investment income	15,802	30,329
Non-operating income	17,005	8,884
Less: Non-operating expenses	(6,873)	(6,804)
Profit before income tax	1,611,197	1,583,430
Less: Income tax	(506,581)	(512,384)
Minority interests	(89,640)	(26,988)
Net profit for the year	1,014,976	1,044,058

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2005
(EXPRESSED IN RMB'000)

ASSETS	2005	2004
Current assets		
Cash at bank and in hand	845,642	1,270,879
Bank acceptance bills receivable	6,475	49,633
Trade receivables	1,256,857	1,000,862
Other receivables	69,441	96,779
Prepayments	11,168	349,578
Inventories	558,847	358,036
Total current assets	2,748,430	3,125,767
Long-term investments		
Long-term equity investments	1,374,344	845,812
Including consolidation difference and equity investment difference	283,017	262,827
Fixed assets		
Fixed assets, at cost	33,007,379	30,992,853
Less: Accumulated depreciation	(11,829,642)	(10,267,481)
Net book value of fixed assets	21,177,737	20,725,372
Construction materials	5,062,900	1,881,316
Construction in progress	3,850,818	1,007,498
Total fixed assets	30,091,455	23,614,186
Intangible assets and other assets		
Intangible assets	170,747	143,276
Deferred taxation		
Deferred tax assets	58,822	61,667
Total assets	34,443,798	27,790,708

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Current liabilities		
Short-term loans	**4,094,297**	3,115,847
Bank acceptance bills payable	**164,045**	—
Trade payables	**897,872**	1,426,699
Wages payable	**108,527**	83,739
Welfare payable	**24,673**	21,813
Taxes payable	**250,569**	308,045
Other payables	**25,298**	17,551
Other creditors	**624,754**	426,171
Long-term loans due within one year	**1,981,461**	1,734,175
Total current liabilities	**8,171,496**	7,134,040
Long-term liabilities		
Long-term loans	**12,356,717**	9,762,943
Special payables	**113,370**	98,920
Total long-term liabilities	**12,470,087**	9,861,863
Deferred taxation		
Deferred tax liabilities	**299,038**	232,082
Total liabilities	**20,940,621**	17,227,985
Minority interests	**977,006**	747,968
Shareholders' equity		
Share capital	**6,021,084**	5,256,084
Capital reserve	**1,897,561**	755,383
Surplus reserves	**1,409,742**	1,257,497
Including statutory public welfare fund	**379,434**	333,085
Retained profits	**3,197,784**	2,545,791
Including cash dividends proposed after the balance sheet date	**391,370**	210,738
Total shareholders' equity	**12,526,171**	9,814,755
Total liabilities and shareholders' equity	**34,443,798**	27,790,708

III. DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRS

Financial statements of the Group prepared under IFRS for 2004 and 2005 are audited by KPMG, Certified Public Accountants.

Financial statements of the Group prepared under PRC GAAP for 2004 and 2005 are audited by KPMG Huazhen.

Effects of major differences between PRC GAAP and IFRS on net profit, are analysed as follows:

	Note	**2005** *RMB'000*	2004 *RMB'000* (see note(f))
Net profits under PRC GAAP		**1,014,976**	1,044,058
Adjustments:			
Net fair value adjustment	(a)	**(32,893)**	(32,721)
Adjustment of goodwill / consolidation difference	(b)	**29,360**	25,653
Capitalised interest from general loans	(c)	**58,257**	—
Government grants	(d)	**2,363**	—
Other adjustments	(e)	**1,074**	605
Effects of the above adjustments on taxation		**(6,716)**	8,113
Minority interests	(f)	**90,532**	26,353
Profit for the year under IFRS		**1,156,953**	1,072,061

Effects of major differences between PRC GAAP and IFRS on equity, are analysed as follows:

	Note	**2005** *RMB'000*	2004 *RMB'000* (see note(f))
Shareholders' fund under PRC GAAP		**12,526,171**	9,814,755
Adjustments:			
Net fair value adjustment	(a)	**415,976**	374,916
Adjustment of goodwill / consolidation difference	(b)	**(238,586)**	(225,362)
Capitalised interest from general loans	(c)	**58,257**	—
Government grants	(d)	**(18,240)**	—
Other adjustments	(e)	**(127)**	(127)
Effects of the above adjustments on taxation		**(121,742)**	(90,623)
Minority interests	(f)	**1,040,707**	812,943
Total equity under IFRS		**13,662,416**	10,686,502

Notes:

(a) When preparing consolidated financial statements, according to PRC GAAP, consolidated financial statements are prepared based on respective financial statements of the Company and subsidiaries and jointly controlled entities. According to IFRS, consolidated financial statements are prepared based on the respective financial statements of the Company and assets and liabilities, being adjusted to fair values at the time of acquisition, of subsidiaries and jointly controlled entities. There are differences between the carrying value and the fair value of net assets, at the time of acquisition, of subsidiaries and jointly controlled entities of the Company and such differences are mainly attributable to fixed assets.

Fair value adjustment mainly represents the difference between the carrying value and the fair value of fixed assets, at the time of acquisition, of subsidiaries and jointly controlled entities and the related adjustment in depreciation in respect of the difference between the carrying value and the fair value after the acquisition.

(b) According to PRC GAAP, consolidation difference represents the excess of the cost of investment over the carrying value of the net assets acquired. According to IFRS, goodwill represents the excess of the cost of acquisition over the fair value of net identifiable assets acquired. As mentioned in note (a), there are differences between the carrying value and the fair value of net assets acquired, and so there are differences between consolidated difference and goodwill. The difference on net profit for the year ended 2004 was due to difference in amortisation. With effect from 1 January 2005, in accordance with IFRS 3, positive goodwill is no longer amortised. Negative goodwill arose from previous years has been derecognised as at 1 January 2005, with a corresponding adjustment to the opening balance of retained profits.

(c) According to PRC GAAP, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as part of the cost of that asset. According to IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs could be capitalised as part of the cost of that asset.

(d) According to PRC GAAP, conditional government grants should be recorded in long-term liabilities first and credited to capital reserve after fulfilling the requirements from government for the construction projects. According to IFRS, conditional government grants should be recorded in long-term liabilities first and credited to the income statement using straight line method over the useful lives of the relevant assets after fulfilling the requirements from government for the construction projects.

(e) No material individual adjustments included in other adjustments.

(f) According to PRC GAAP, minority interests are presented in the consolidated balance sheet separately from liabilities and as deduction from the shareholders' funds. Minority interests in the results of the Group for the year are also separately presented in the consolidated income statement as deduction before arriving at the net profit. According to IFRS, minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented in the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and the equity shareholders of the Company.

Comparative figures in 2004 have been restated, in order to conform with the current year presentation.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

截至二零零五年十二月三十一日止財政年度之業績公告

華電國際電力股份有限公司(「本公司」)董事會公佈本公司及其附屬公司和合營企業(「本集團」)按《國際財務報告準則》編制的截至二零零五年十二月三十一日止財政年度的綜合業績。

財務及業務概要：

- 發電量46.82百萬兆瓦時，比二零零四年度增長25.03%；上網電量43.82百萬兆瓦時，比二零零四年度增長約25.46%；
- 營業額約為人民幣133.00億元，比二零零四年度增長約30.71%；
- 實現本公司股東權益持有人應佔溢利約為人民幣10.66億元，比二零零四年度增長約1.98%；
- 每股溢利人民幣0.179元，董事會建議派發二零零五財政年度股息每股人民幣0.065元；及
- 本集團年內主要共投產五台發電機組，共計1,560MW。

儲備

根據本公司的公司章程，本公司需要提出按中國會計法規釐定的稅後溢利10%作為法定公積金，直至公積金結餘達到註冊資本的50%為止，撥入的法定公積金的款項必須在向股東分派股息前轉撥。董事會已決議分配按中國會計法規釐定的本年度溢利的10%(二零零四年：10%)作為法定公積金，即人民幣101,497,000元(二零零四年：人民幣104,400,000元)。

根據本公司的公司章程，本公司需要提出按中國會計法規釐定的稅後溢利5%至10%(由董事會酌情確定)作為法定公益金，董事會已決議分配按中國會計法規釐定的本年度溢利的5%(二零零四年：5%)作為法定公益金，即人民幣50,748,000元(二零零四年：人民幣52,200,000元)。

股息

董事會建議派發截至二零零五年十二月三十一日止財政年度的末期股息每股人民幣0.065元(合計約人民幣391,370,473元)(二零零四年派發末期股息每股人民幣0.035元，合計約人民幣210,738,000元)。此股息分配方案有待於本公司二零零五年度股東周年大會批准。

本公司於二零零五年未有就二零零五年六月三十日止六個月期間派發中期股息(二零零四年中期股息每股人民幣0.02元，合計約人民幣105,122,000元)。

本集團現有發電設施情況

本集團為中國最大型的上市發電集團之一。截至二零零五年底，本集團擁有權益裝機容量達8,197.5MW，控參股總裝機容量達10,307.2MW。其詳情見下表：

電廠名稱	容量 (MW)	公司擁有權益	機組構成	備註
鄒縣發電廠	2,540	100%	2×600MW＋4×335MW	2台1,000MW機組在建
十里泉發電廠	1,285	100%	2×300MW＋4×140MW	

本集團在報告期內所屬機組安全穩定運行，共實現三十三個百日安全記錄。本集團管理的萊城發電廠、廣安公司、青島公司、濰坊公司、淄博公司及滕州公司連續安全生產紀錄超過2,000天；鄒縣發電廠及章丘公司各自超過1,000天。

二零零五年在第34屆(二零零四年度)全國火電大機組(單機容量300MW及以上)競賽評比中，全國共計281台機組參賽，以機組的運行效率、安全運行時間及勞動生產率等為評比指標，其中52台機組獲獎，獲獎率為18.5%。本集團參賽的300MW和600MW機組共18台，有8台機組獲獎，獲獎率達44.4%。其中本集團鄒縣發電廠6號機組榮獲600MW級發電機組特等獎(第一名)；鄒縣發電廠2號機組、青島公司1號機組分別榮獲300MW級發電機組特等獎(第一名)和一等獎(第二名)；鄒縣發電廠3號機組、萊城發電廠3、4號機組獲二等獎；萊城發電廠1號機組及十里泉發電廠6號機組獲三等獎。

業務回顧

(1) **發電生產**

二零零五年本集團全年發電量為46.82百萬兆瓦時，比二零零四年度增長約25.03%；本集團設備平均利用小時為5,712小時，比二零零四年度增加623小時。

(2) **營業額**

二零零五年度，本集團全年向電網售電43.82百萬兆瓦時，比二零零四年度增長約25.46%。全年實現營業額約達人民幣133.00億元，比二零零四年度增長約30.71%，其中售電收入約為人民幣130.35億元，比二零零四年度增長約30.66%；售熱收入約為人民幣2.65億元，比二零零四年度增長約33.09%。

(3) **溢利**

本集團截至二零零五年十二月三十一日止年度之本公司股東權益持有人應佔溢利約為人民幣10.66億元，比二零零四年同期增長約1.98%；每股盈利為人民幣0.179元。

(4) **新增裝機**

二零零五年，本集團主要共投產五台發電機組：中寧公司兩台330MW燃煤機組分別於二零零五年一月二十二日和十一月十七日建成投產；池州公司兩台300MW燃煤機組分別於二零零五年九月十一日和十二月八日建成投產；青島公司一台300MW燃煤機組於二零零五年十一月三十日建成投產。新投產機組之上網電價於近日獲當地政府批准。青島公司二期工程第一台300MW機組上網電價為0.344元／千瓦時(含脫硫)；中寧公司兩台330MW機組上網電價為0.233元／千瓦時；池州公司兩台300MW機組上網電價為0.369元／千瓦時(含脫硫)。以上電價均為含稅電價。

(5) **在建工程**

截至目前，本集團在建項目包括鄒縣發電廠四期工程兩台1,000MW機組擴建項目、青島公司二期工程第二台300MW機組擴建項目、濰坊公司二期工程兩台670MW機組擴建項目、廣安公司三期工程兩台600MW機組擴建項目、靈武公司兩台600MW機組建設項目、宿州公司一期工程兩台600MW機組建設項目、新鄉公司一期工程兩台660MW機組建設項目及瀘州公司兩台600MW機組建設項目。

(4) **財務費用**

二零零五年，本集團財務費用淨額為人民幣4.46億元，比二零零四年減少人民幣4,735萬元，減少約9.59%。主要因為美元匯兌收益所致。

(5) **債務**

截至二零零五年十二月三十一日，本集團貸款金額為人民幣184.32億元，其中美元貸款為1.92億美元，資產負債率(即總負債／總資產)為60.7%，比二零零四年度降低1.19個百分點。主要是因為本公司發行人民幣普通股增加股東權益抵消了公司債務融資的增加所致。

(6) **現金及現金等價物**

截至二零零五年十二月三十一日，本集團擁有現金及現金等價物約人民幣8.46億元。

(7) **現金流量分析**

二零零五年，本集團合併的現金及現金等價物減少淨額約為人民幣4.14億元，其中，經營活動產生的現金流量增加淨額約為人民幣23.35億元，較為穩定；投資活動產生的現金流量減少淨額約為人民幣66.46億元，主要原因是本報告期內本集團在建項目、技改等固定資產投資，以及支付收購新鄉公司和宿州公司及對縣券公司增加投資所致；籌資活動產生的現金流量增加淨額約為人民幣38.97億元，主要原因是本集團於報告期內發行人民幣普通股及增加債務融資所致。

(8) **生產、運行及安全情況**

二零零五年，本集團發電機組等效可用係數93.8%；等效強迫停運率0.2%；發電機組平均供電標準煤耗率為344.99克／千瓦時，比二零零四年度降低1.14克／千瓦時。

二零零五年，本集團安全生產繼續保持良好狀態。截至二零零五年十二月三十一日止，本集團所屬各電廠均實現了全年安全生產。

二零零五年，本集團全年共有十一台機組大修，十四台機組小修，計劃檢修率5.92%，比二零零四年增加0.34個百分點。

(9) **技術改造項目**

二零零五年，本集團技術改造項目進展順利。技術改造的目的是提高設備的安全與自動化水平，從而提高發電機組生產效率。本集團通過引進技術對部分汽輪機設備進行改造，並取得了很好的效果。

本集團於二零零五年度對十里泉一號機組進行了節能增容技術改造。截至目前，本集團共改造了六台300MW機組和五台125MW機組。實施節能增容技術改造後，發電機組的標準供電煤耗率平均降低約10-15克／千瓦時，機組容量分別由原來的125MW、300MW增加到140MW、330MW或335MW，即增加10%或以上。增容後的銘牌容量已經獲得政府有關部門正式批准。

另外，基於環保及公司發展戰略的考慮，本公司對全資擁有的十里泉發電廠五

電廠名稱	容量 (MW)	公司擁有權益	機組構成	備註
鄒縣發電廠	2,540	100%	2×600MW＋4×335MW	2台1,000MW機組在建
十里泉發電廠	1,285	100%	2×300MW＋4×140MW＋1×125MW	
萊城發電廠	1,200	100%	4×300MW	
華電濰坊發電有限公司（簡稱「濰坊公司」）*(註1)*	660	30%	2×330MW	2台670MW機組在建
華電青島發電有限公司（簡稱「青島公司」）*(註2)*	960	55%	3×300MW＋60MW	1台300MW機組在建
華電淄博熱電有限公司（簡稱「淄博公司」）	467	100%	2×145MW＋2×88.5MW	
華電章丘發電有限公司（簡稱「章丘公司」）*(註3)*	290	80.41%	2×145MW	
華電滕州新源熱電有限公司（簡稱「滕州公司」）	333	54.49%	2×150MW＋1×33MW	
四川廣安發電有限責任公司（簡稱「廣安公司」）	1,200	80%	4×300MW	2台600MW機組在建
安徽華電宿州發電有限公司（簡稱「宿州公司」）*(註4)*	—	97%	—	2台600MW機組在建
華電新鄉發電有限公司（簡稱「新鄉公司」）*(註4)*	—	90%	—	2台660MW機組在建
寧夏英力特中寧發電有限公司（簡稱「中寧公司」）*(註2)*	660	50%	2×330MW	
寧夏發電集團有限責任公司（簡稱「寧夏發電公司」）	112.2	31.11%	112.2MW	風電機組
安徽池州九華發電有限公司（簡稱「池州公司」）*(註2)*	600	40%	2×300MW	
四川瀘州川南發電有限責任公司（簡稱「瀘州公司」）*(註5)*	—	40%	—	2台600MW機組在建
控參股總裝機容量 *(註6)*	10,307.2			
權益容量 *(註7)*	8,197.5			

註1： 本集團原濰坊發電廠於二零零五年註冊成為一間有限責任公司，改名為華電濰坊發電有限公司，並於二零零五年十二月十六日完成工商註冊手續，本公司持有其30%的權益。

註2： 中寧公司兩台330MW燃煤機組分別於二零零五年一月二十二日和十一月十七日建成投產；池州公司兩台300MW燃煤機組分別於二零零五年九月十一日和十二月八日建成投產；青島公司第一台300MW燃煤機組於二零零五年十一月三十日建成投產。

註3： 章丘公司擁有兩台145MW燃煤發電機組，二零零五年十月進行了增資擴股。章丘公司擬進行二期兩台300MW機組的擴建工程，計劃總投資人民幣約28.58億元，需要投入資本金約人民幣5.7億元。根據各股東出資額，截至二零零五年底本公司持有章丘公司80.41%的權益。

註4： 於二零零五年六月十四日，本公司與中國華電集團公司（「中國華電」）訂立宿州公司股份轉讓協議，據此本公司以代價人民幣74,900,000元自中國華電收購宿州公司97%股權。於同日，本公司與中國華電訂立新鄉公司股份轉讓協議，據此本公司以代價人民幣90,100,000元自中國華電收購新鄉公司90%股權。這項交易已於二零零五年八月二十四日召開的臨時股東大會獲得獨立股東的批准，並於二零零五年十二月獲得中國國有資產管理機構的批准文件，收購已正式生效。

註5： 於二零零五年十二月三十一日瀘州公司2×600MW燃煤機組在建工程獲得國家發展和改革委員會（「國家發改委」）的核准，已正式開工建設，此兩台機組計劃將分別於二零零六年和二零零七年投入商業運營。

註6： 本公司、附屬公司、合營企業及聯營公司管理的發電機組的總裝機容量按100%計算。

註7： 本公司、附屬公司、合營企業及聯營公司管理的發電機組的裝機容量按持股比例計算。

註8： 本公司於二零零六年二月二十六日與寧夏發電公司簽署協議共同組建成立華電寧夏靈武發電有限責任公司（「靈武公司」），本公司持有其65%的權益，目前靈武公司有2台600MW機組在建。

以上電廠地理位置優越，均處於主要煤礦區或電力負荷中心附近。

截至目前，本集團在建項目包括鄒縣發電廠四期工程兩台1,000MW機組擴建項目、青島公司二期工程第二台300MW機組擴建項目、濰坊公司二期工程兩台670MW機組擴建項目、廣安公司三期工程兩台600MW機組擴建項目、靈武公司兩台600MW機組建設項目、宿州公司一期工程兩台600MW機組建設項目、新鄉公司一期工程兩台660MW機組建設項目及瀘州公司兩台600MW機組建設項目。

(6) **前期項目**

另外，本集團前期項目有控股開發章丘公司二期兩台300MW熱電工程和滕州公司二期兩台315MW熱電工程。公司在發展火電的同時，進一步加大四川大渡河瀘定水電站的開發力度，爭取早日獲得國家核准，並積極爭取大渡河流域其他水電項目的開發權和新的水電資源開發權，力爭在風電、生物質能發電等新能源項目上實現突破。

管理層討論與分析

(1) **宏觀經濟與電力需求**

二零零五年度，全國國內生產總值(GDP)人民幣182,321億元，按可比價格計算，比二零零四年增長9.9%。全社會用電總計24,689億千瓦時，同比增長13.45%。其中，第一產業用電量為741億千瓦時，同比增長7.64%；第二產業用電量為18,478億千瓦時，同比增長13.37%；第三產業用電量為2,631億千瓦時，同比增長12.90%。

本集團目前運營及在建的發電機組分佈於山東、四川、寧夏、安徽及河南省／自治區，近幾年這些地區經濟發展迅速，GDP始終保持較高的增長勢頭。二零零五年山東、四川、寧夏、安徽及河南省／自治區GDP按可比價格計算的增長率分別為15.2%、12.6%、10.3%、11.8%和14.1%，比全國平均水平分別高出5.3、2.7、0.4、1.9和4.2個百分點，其中山東省經濟已連續十五年實現兩位數增長。山東省全社會用電量增長16.56%，其他地區用電需求在GDP增長的同時均保持了較快速度的增長。

(2) **營業額及利潤**

二零零五年度，本集團強化管理，確保煤炭保質保量供應，大大提高發電量水平，嚴格控制各項成本開支，實現了本集團預期的經營目標。本集團全年向電網售電43.82百萬兆瓦時，全年實現營業額約達人民幣133.00億元，比二零零四年度增長約30.71%；本公司股東權益持有人應佔溢利約為人民幣10.66億元，比二零零四年度增長約1.98%；每股盈利為人民幣0.179元。營業額大幅提高的主要原因是二零零五年上網電量比二零零四年增長25.46%。

(3) **經營費用**

本年度，本集團經營費用為人民幣112.47億元，比二零零四年增長37.86%，原因是發電量增長25.03%及煤炭成本的上漲。

煤炭費用是本集團最主要的經營費用，本年度煤炭費用為人民幣72.71億元，佔本集團經營費用的64.65%。二零零五年，本集團單位售電燃料成本為人民幣160.03元／兆瓦時，比二零零四年上升24.48%，煤炭單位成本增加的原因是標煤價同比上漲25.74%。

二零零五年，本集團折舊及攤銷費用為人民幣16.22億元，比二零零四年增長5.79%，主要原因是廣安公司三、四號機組增加固定資產及青島公司合併方式的改變而導致折舊費用的增加。

二零零五年，本集團用於機組大修和維護保養的費用約為人民幣3.99億元，比二零零四年增長約5.63%，主要原因是廣安公司三、四號機組增加的費用。大修維護費用增長的幅度低於集團平均裝機容量的增長幅度，主要原因是本集團加大機組大修及維護成本的控制力度所致。

二零零五年，本集團員工成本為人民幣10.57億元，比二零零四年增長約15%。主要是因應新機組投產而增加員工人數以及因員工社會保險交納基數的提高而相應增加的費用。

二零零五年，行政費用支出為人民幣5.06億元，比二零零四年增長41.58%。增長的主要原因是本公司環保費用增加約人民幣9,581萬元。

其他經營費用為人民幣2.57億元，比二零零四年增加人民幣0.43億元，主要是發電量增加而增加水費。

本集團於二零零五年度對十里泉…電機組進行了節能增容技術改造。截至目前，本集團共改造了六台300MW機組和五台125MW機組。實施節能增容技術改造後，發電機組的標準供電煤耗率平均降低約10-15克／千瓦時，機組容量分別由原來的125MW、300MW增加到140MW、330MW或335MW，即增加10%或以上。增容後的銘牌容量已經獲得政府有關部門正式批准。

另外，基於環保及公司發展戰略的考慮，本公司對全資擁有的十里泉發電廠五號機組（容量140兆瓦）之鍋爐燃燒器進行了可再生能源利用技術－秸稈燃燒技術的改造，已於二零零五年十二月十六日投入運營。該項目是國內首家採用引進技術煤粉與秸稈混燒的可再生資源的利用項目，引進丹麥BWE公司技術支援，結合中國國情，對項目進行了創新和改進，目前這種技術改造在我國尚屬首例。

業務展望

二零零六年，是中國「十一五」規劃第一年，國家對「十一五」期間國民經濟和社會發展作出一系列新的戰略部署。明確提出以貫徹科學發展觀統領經濟社會發展全局，推進建設和諧社會，大力發展迴圈經濟，加快經濟增長方式轉變，建設資源節約型、環境友好型社會等。對於發電企業來講，中國經濟仍將繼續穩步增長，對電力需求的日益增長給予強有力的支援。

發電行業是國民經濟的支柱產業，經濟發展，電力先行。而發電量的增長取決於國家GDP的增長、全社會用電需求和新增裝機的增長。

隨著區域電力市場競價上網機制的啟動，發電側企業競爭加劇。目前東北電力市場、華東電力市場進入綜合模擬運行階段，南方電力市場已開始模擬運行，本集團主要資產（本集團約75%的資產分佈在山東省）所處的華北電力市場目前還沒有具體的實施計劃。

隨著鐵路運輸能力的增強，電煤供應緊張形勢有所緩解，而仍然存在煤炭價格的不確定性。

總體來看，本集團所投資區域山東、四川、寧夏、安徽等地區均為經濟較發達或經濟增長較快地區，電力需求日益增長；另外，公司資產質量優良，公司所屬電廠機組中，高參數、高效率大機組的比例較高，300MW及以上機組容量佔總裝機容量的80%以上，目前建設中的鄒縣發電廠2×1,000MW超超臨界火電機組是國內單機容量最高在建機組之一。

經過十多年來的快速發展和不斷壯大，作為一家上市發電企業，本集團的裝機規模、發電量、盈利水平、競爭能力以及綜合實力始終保持著領先水平。二零零六年，本公司繼續在基建工程、營運改善、電源發展、降本增效、資本運作等方面做堅實有效的工作，不斷提升本集團整體實力和綜合競爭力。本集團有信心並有實力抓住機遇迎接挑戰，進一步面對更加嚴峻市場形勢的考驗，充分發揮自身優勢、不斷拓展業務範圍，確保本集團持續穩步快速地成長。

二零零六年本集團重點工作目標：

1. 確保所屬電廠繼續保持安全穩定運營，完成本集團二零零六年的經營目標，嚴格控制成本，確保所屬發電廠各項技術經濟指標繼續保持在行業的領先水平。
2. 確保在建工程進展順利，有效控制工程進度，保證工程質量，控制單位造價，確保青島公司二期第二台300MW機組及濰坊公司二期第一台670MW機組年內投入商業運營。
3. 積極推進本集團前期項目的進展工作，進一步優化電源結構和區域結構，積極開發新能源項目，實現以火電為主，水電、風電、生物質能發電等互補的多元化發電結構。
4. 繼續依託中國華電在全國範圍內開發電源項目的優勢，爭取更多新項目的開發和建設，加快本集團發電業務全國發展的步伐。
5. 大力加強煤炭成本控制力度，提高煤炭質量，保證煤炭供應，繼續加強與煤礦方面長期戰略合作夥伴關係。
6. 繼續實施低成本戰略，進一步提升公司的盈利能力。
7. 積極探討多渠道債務融資方式，降低融資成本，滿足因本公司業務加速發展而對資金的需求。
8. 推進人力資源管理創新，提高本公司管理隊伍的整體素質。

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

截至二零零五年十二月三十一日止財政年度之業績公告

股本結構

截至二零零五年十二月三十一日本公司的股本結構如下：

股東名稱	持股數	約佔本公司已發行總股本的股權比例(%)
中國華電集團公司(內資股)	3,011,075,430	50.01%
山東省國際信託投資有限公司(內資股)	903,443,970	15.00%
山東魯能發展集團有限公司(內資股)	86,536,800	1.44%
棗莊市基本建設投資公司(內資股)	20,000,000	0.33%
H股股東	1,431,028,000	23.77%
A股股東(內資股)	569,000,000	9.45%
總計	6,021,084,200	100%

附註：本公司於二零零五年一月於中國境內發行7.65億股人民幣普通股，發行價格為每股人民幣2.52元，其中向中國華電定向配售1.96億股國有股，這部分股份發行至今仍為非上市流通股份。其餘5.69億A股股票於二零零五年二月三日在中國上海證券交易所掛牌上市。在網下通過累計投標詢價向機構投資者配售2.845億股，在網上通過市值配售方式向二級市場投資者配售2.845億股。

主要股東持股情況

於二零零五年十二月三十一日，持有本公司任何類別股本10%或以上的主要股東(定義見《香港聯合交易所有限公司證券上市規則》(「上市規則」))的持股情況概述如下：

股東名稱	股份	持股數	在二零零五年十二月三十一日佔本公司已發行股份總數的百分比	在二零零五年十二月三十一日佔本公司已發行內資股總數的百分比	在二零零五年十二月三十一日佔本公司已發行H股總數的百分比
中國華電集團公司	內資股	3,011,075,430	50.01%	65.60%	—
山東省國際信託投資有限公司	內資股	903,443,970	15.00%	19.68%	—
香港中央結算(代理人)有限公司	H股	1,421,041,900	23.60%	—	99.3%

有關於二零零五年十二月三十一日本公司董事、監事、行政總裁、高級管理人員及其它擁有根據《證券及期貨條例》相關規定須向本公司及香港聯合交易所有限公司(「聯交所」)披露(並載於本公司根據《證券及期貨條例》第336條備存的登記冊內)其持有本公司任何權益或淡倉的本公司股東的持股詳情，將按照上市規則的相關披露要求載於本公司二零零五年度報告內。

遵照《企業管治常規守則》

本公司的企業管治常規守則包括但不限於以下文件：

1. 公司章程；

一、按照《國際財務報告準則》編制的會計報表財務信息摘要

下列綜合財務資料節錄自本集團二零零五年年報中所載的按照《國際財務報告準則》編制的已審計會計報表。

綜合損益表
截至二零零五年十二月三十一日止年度
(以人民幣列示)

	附註	2005 人民幣千元	2004 (重報) 人民幣千元
營業額	4	13,300,397	10,175,438
經營費用			
耗煤		(7,270,536)	(4,647,567)
折舊及攤銷		(1,621,738)	(1,532,923)
大修費用		(246,988)	(233,417)
維修保養費用		(151,863)	(144,180)
員工成本	5	(1,057,365)	(919,543)
行政費用		(506,429)	(357,708)
銷售有關稅項	6	(134,291)	(108,213)
其他經營費用		(257,449)	(214,414)
		(11,246,659)	(8,157,965)
經營溢利		2,053,738	2,017,473
投資收益		240	30,066
其他收益淨額		45,037	22,119
財務費用淨額	7	(446,357)	(493,708)
應佔聯營公司溢利減虧損		16,636	263
除稅前溢利	8	1,669,294	1,576,213
所得稅	9	(512,341)	(504,152)
本年度溢利		1,156,953	1,072,061
歸於：			
本公司股東權益持有人		1,066,421	1,045,708
少數股東權益		90,532	26,353
本年度溢利		1,156,953	1,072,061
每股基本盈利	11	人民幣0.179元	人民幣0.199元

綜合資產負債表
於二零零五年十二月三十一日
(以人民幣列示)

	2005	2004

附註：

1. **編制基準**

截至二零零五年十二月三十一日止年度的財務報表包括本集團及其應佔聯營公司及合營企業的權益。

除衍生金融工具是以公允價值列示外，本財務報表是以歷史成本作為編製基準。除會計政策的修訂外(見附註2)，本集團採用一貫的會計政策，這些會計政策是與以往年度一致的。

管理層在編製符合《國際財務報告準則》的財務報表所作的判斷，估計和假設，會影響會計政策的應用及於財務報表截止日的資產及負債的匯報，以及報告期內的收入和支出的匯報數額。這些估計和有關的假設是基於以往的經驗及各種其他因素，而管理層亦相信在實際情況下是合理的。管理層按上述的結果為基準，對一些不明顯能從其他來源確定的資產和負債的賬面價值作出判斷。實際結果可能與估計金額有異。

這些估計及其假設會持續被審查。如果會計估計的修訂只對該期間有影響，則該修訂會於該期間確認。但如會計估計的修訂會對該期間及將來有影響，則該修訂會於該期間及將來確認。

2. **會計政策的修訂**

國際會計準則委員會頒布了多項新訂及經修訂的《國際財務報告準則》會在始於二零零五年一月一日或以後的會計年度生效。《國際財務報告準則》包括所有適用的個別《國際財務報告準則》、《國際會計準則》及相關的詮釋。

本集團所採用的會計政策已採用新訂和經修訂的《國際財務報告準則》。會計政策的重大變動對本年及以前年度的財務報表的影響，及其有關資料已列於以下附註。

本集團並沒有採用在本會計年度尚未生效的新準則或詮釋。

(a) 正商譽及負商譽的攤銷(《國際財務報告準則》第3號「企業合併」及《國際會計準則》第36號「資產減值」)

在以往期間：

— 就協議日期在二零零四年三月三十一日前的企業合併而言，正商譽按成本減累計攤銷及任何減值損失後入賬。攤銷在利益預計可用的時間內(但以二十年為限)按直線法，從初始確認日起記入損益表。在出現任何減值跡象時，會對商譽可收回數額作估計。

除非商譽的減值損失是由性質獨特及預計不會出現的特殊外界因素所造成，而可收回數額的增加明顯是與該特殊因素轉回有關，否則減值損失不予轉回。

— 就協議日期在二零零四年三月三十一日前的企業合併而言，負商譽(但以所收購非貨幣性資產公允價值為限)則按應計折舊／攤銷的非貨幣性資產的加權平均可用年限在損益表內確認。高於所收購非貨幣性資產公允價值的負商譽會即時在損益表內確認。

根據《國際財務報告準則》第3號和《國際會計準則》第36號的規定，本集團由二零零五年一月一日起停止對企業合併產生的正商譽進行攤銷。這些商譽按成本減任何累計減值損失後入賬。商譽不予攤銷，而是每年，包括初始確認當年或在出現減值跡象時接受減值測試。減值損失會在與商譽相配的現金產生單位的賬面值高於其可收回數額時確認。減值損失不予轉回。

此外，根據《國際財務報告準則》第3號由二零零五年一月一日起，如果透過企業合併收購的淨資產的公允價值高於已付價款(即按照以往會計政策原識

於本公司二零零五年度報告內。

遵照《企業管治常規守則》

本公司的企業管治常規守則包括但不限於以下文件：

1. 公司章程；
2. 公司股東大會、董事會和監事會議事規則；
3. 公司董事會審核（審計）委員會、薪酬與考核委員會、戰略委員會工作細則；
4. 公司投資項目議事規則；
5. 《華電國際董（監）事買賣本公司證券守則》；及
6. 《華電國際員工買賣本公司證券守則》。

董事會堅守公司管治原則，以求達致穩健管理及為股東增值。該等原則重視透明度、問責性及獨立性。

董事會經檢討本公司所採納有關企業管治的文件後，認為文件中已達到聯交所上市規則附錄14《企業管治常規守則》（下稱《守則》）列載的原則，守則條文及大部分建議最佳常規。在某些方面，本公司採納的企業管治守則比《守則》列載的守則條文更為嚴格。

比《守則》條文所列載的條文更為嚴格的主要方面：

— 公司已經為董事及監事制訂了《華電國際董（監）事買賣本公司證券守則》，同時還為員工制訂了《華電國際員工買賣本公司證券守則》。這些規定並不比上市規則附錄十的《上市發行人董事進行證券交易的標準守則》寬鬆。
— 除了審核（審計）委員會和薪酬及考核委員會之外，公司設立了戰略委員會，並制訂了《戰略委員會工作細則》。
— 在二零零五財政年度內，公司共召開11次董事會。
— 審核（審計）委員會共有五名成員，其中兩名為非執行董事，三名為獨立非執行董事。

委託存款及逾期定期存款

於二零零五年十二月三十一日，本集團存放於財務機構的存款並沒有任何委託或信託存款或本集團在到期時未能收回的任何重大定期存款。

購入、出售或贖回證券

於二零零五年財政年度內，本公司及各附屬公司均沒有購入、出售或贖回任何其已發行的上市證券（「證券」一詞的含義見上市規則附錄十六第1條）。（不計新發證券）

審核委員會

本公司的審核委員會已審閱本公司二零零五年之年度業績及按《國際財務報告準則》編制的截至二零零五年十二月三十一日止年度的財務報表。

重大訴訟

於二零零五財政年度，本集團並無涉及任何重大訴訟及仲裁事項。此外，據本公司董事所知，於二零零五年十二月三十一日，本集團亦無任何尚未了結或可能提出或被控的重大訴訟或索償。

於本公告日期，公司董事：賀　恭（*董事長*）、陳飛虎（*副董事長*）、朱崇利（*副董事長*）、陳建華（*執行董事*）、田沛亭（*執行董事*）、王映黎（*非執行董事*）、張炳炬（*非執行董事*）、彭興宇（*非執行董事*）、丁慧平（*獨立非執行董事*）、趙景華（*獨立非執行董事*）、王傳順（*獨立非執行董事*）、胡元木（*獨立非執行董事*）

承董事會命
華電國際電力股份有限公司
賀恭
董事長

中國•山東
二零零六年三月二十四日

* *僅供識別*

	附註		
每股基本盈利	11	人民幣0.179元	人民幣0.199元

綜合資產負債表
於二零零五年十二月三十一日
（以人民幣列示）

	附註	2005 人民幣千元	2004 （重報） 人民幣千元
非流動資產			
物業、機械裝置及設備		21,348,609	20,925,048
在建工程		9,048,143	2,876,732
預付租賃		429,770	416,204
無形資產		44,431	37,465
聯營公司權益		918,211	410,163
其他投資		175,639	175,639
遞延稅項資產		46,218	61,667
		32,011,021	24,902,918
流動資產			
存貨		558,847	358,036
訂金、其他應收款及預付款		87,127	452,876
應收賬款及應收票據	12	1,263,332	1,050,495
可收回稅項		2,789	9,210
定期存款（到期日超過三個月）		—	10,752
現金及現金等價物		845,642	1,260,127
		2,757,737	3,141,496
流動負債			
銀行貸款		5,492,551	3,876,569
股東貸款的本期部分		175,000	335,000
國家貸款的本期部分		9,584	9,111
其他貸款		398,623	629,342
應付控股公司款		33,000	—
應付賬款和應付票據	13	1,061,917	1,426,699
其他應付款		889,640	781,848
應付稅項		113,970	84,681
		8,174,285	7,143,250
淨流動負債		(5,416,548)	(4,001,754)
總資產減流動負債		26,594,473	20,901,164
非流動負債			
銀行貸款		9,785,891	8,500,075
股東貸款		1,135,000	175,000
國家貸款		70,179	79,492
其他貸款		1,365,647	1,008,376
遞延政府補助		136,170	98,920
遞延稅項負債		439,170	352,799
		12,932,057	10,214,662
資產淨值		13,662,416	10,686,502
資本及儲備			
股本		6,021,084	5,256,084
儲備		6,600,625	4,617,475
屬於本公司股東權益持有人的權益		12,621,709	9,873,559
少數股東權益		1,040,707	812,943
總權益		13,662,416	10,686,502

二零零五年一月一日起停止對企業合併產生的正商譽進行攤銷。該些商譽按成本減任何累計減值損失後入賬。商譽不予攤銷，而是每年，包括初始確認當年或在出現減值跡象時接受減值測試。減值損失會在與商譽相配的現金產生單位的賬面值高於其可收回數額時確認。減值損失不予轉回。

此外，根據《國際財務報告準則》第3號由二零零五年一月一日起，如果透過企業合併收購的淨資產的公允價值高於已付價款（即按照以往會計政策原應列作負商譽的金額），高出的部分會立即在損益表中確認。

本集團已按照《國際財務報告準則》第3號的過渡性安排，按未來適用法採用有關正商譽的新會計政策。因此，比較數字並無重報；於二零零五年一月一日的商譽累計攤銷已與成本沖銷；以及沒有在截至二零零五年十二月三十一日止年度的損益表確認商譽攤銷。

本集團已按照《國際財務報告準則》第3號的過渡性安排，按未來適用法採用有關負商譽的新會計政策。因此，比較數字並無重報；負商譽的賬面金額不予確認，保留溢利的年初結餘已同時作出相應調整；以及沒有在截至二零零五年十二月三十一日止年度的損益表確認負商譽攤銷。

由於採用該會計政策，本集團截至二零零五年十二月三十一日止年度內的商譽攤銷減少人民幣3,536,000元（二零零四年：人民幣0元）；除稅後溢利及每股基本盈利分別增加人民幣3,536,000元（二零零四年：人民幣0元）及人民幣0.0006元（二零零四年：人民幣0元）。本集團於二零零五年一月一日的保留溢利年初結餘增加了人民幣6,966,000元。

(b) 財務報表之呈報的修訂（《國際會計準則》第1號「財務報表之呈報」）

(i) 應佔聯營公司的稅項之呈報（《國際會計準則》第1號「財務報表之呈報」）

在以往年度，本集團應佔聯營公司的稅項是按權益法包括在本集團綜合損益表的所得稅內，根據《國際會計準則》第1號的執行指引，本集團由二零零五年一月一日起修訂呈報的方式，將應佔聯營公司的稅項按權益法包括在本集團綜合損益表的應佔聯營公司的溢利減虧損並於計算本集團除稅前溢利或虧損前列示。該呈報的修訂已按追溯調整法對比較數字作出重報。

由於採用該會計政策，本集團應佔聯營公司的溢利減虧損減少人民幣10,401,000元（二零零四年：人民幣176,000元），而本集團的所得稅亦相對減少。此修訂對本集團的除稅後溢利及每股基本盈利並無影響。

(ii) 少數股東權益（《國際會計準則》第1號「財務報表之呈報」和《國際會計準則》第27號「綜合及獨立財務報表」）

在以往年度，於結算日的少數股東權益是在綜合資產負債表內與負債及權益分開呈報。少數股東所佔本集團本年度業績的權益亦會在損益表內分開呈報，並列作計算股東應佔溢利前作出的扣減。

根據《國際會計準則》第1號和第27號的規定，由二零零五年一月一日起，於結算日的少數股東權益在綜合資產負債表的權益項目中，與本公司的股東權益持有人應佔權益分開呈報，而少數股東所佔本集團本年度業績的權益，則在綜合損益表內列示為在本公司少數股東權益與本公司的股東權益持有人之間分配本年度溢利或虧損總額。

於比較期間在綜合資產負債表及損益表內呈報的少數股東權益已因而重報。

(c) 關聯方的披露（《國際會計準則》第24號「關聯方的披露」）

根據《國際會計準則》第24號關聯方的定義已擴展並闡明關聯方包括受個人關聯方（即主要管理人員，主要股東及/或其密切的家庭成員）重大影響的企業及為本集團或本集團關聯方的員工利益的退休計劃。

根據《國際會計準則》第24號由二零零五年一月一日起，本集團已對主要管理人員的薪酬和退休計劃的供款作出披露。

3. **分部報告**

本集團的溢利差不多全部來自在中國的發電及售電業務。因此，不用提供分部分析。

4. **營業額**

營業額是指售電及售熱的收入，並已扣除增值稅。

本集團營業額的重要類別列示如下：

	2005 人民幣千元	2004 人民幣千元
售電收入	13,034,607	9,975,734
售熱收入	265,790	199,704
	13,300,397	10,175,438

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

截至二零零五年十二月三十一日止財政年度之業績公告

5. **員工成本**

	2005 人民幣千元	2004 人民幣千元
工資及員工福利	732,078	641,615
退休成本	149,357	127,262
其他員工成本	175,930	150,666
	1,057,365	919,543

6. **銷售有關稅項**

銷售有關稅項是指城市維護建設稅及教育費附加，兩者分別按應付增值稅淨額的5-7%及3%計算。

7. **財務費用淨額**

	2005 人民幣千元	2004 人民幣千元
銀行貸款及須於五年以內償還的其他貸款的利息	766,807	625,066
須於五年後償還的其他貸款的利息	6,849	5,868
減：利息資本化	(256,320)	(100,440)
	517,336	530,494
減：利息收入	(19,285)	(12,717)
外幣匯兌淨收益	(39,984)	—
衍生金融工具淨收益	(11,710)	(24,069)
	446,357	493,708

利息成本已就在建工程按每年5.26%(二零零四年：4.99%)的平均比率資本化。

8. **除稅前溢利**

計算除稅前溢利時已扣除/(計入)：

	2005 人民幣千元	2004 人民幣千元
核數師酬金	5,231	4,779
無形資產及預付租賃攤銷	23,471	21,534
存貨成本	7,763,525	5,098,095
折舊	1,598,267	1,511,389
政府補助	3,750	—
處理物業、機械裝置及設備虧損/(收益)	1,459	(51)
應收賬款及其他應收款的淨減值損失確認/(轉回)	8,058	(495)
存貨(沖銷轉回)/沖銷	(3,007)	1,084
有關土地及樓宇的經營租賃費用	37,260	35,070
研究及開發費用	5,499	5,232
應佔聯營公司的稅項	10,401	176

9. **綜合損益表所示的所得稅**

(b) 每股攤薄盈利

截至二零零四年和二零零五年十二月三十一日止兩個年度均沒有可能造成攤薄影響的普通股。

12. **應收賬款及應收票據**

	2005 人民幣千元	2004 人民幣千元
售電應收賬款及應收票據	1,214,094	991,515
售熱應收賬款及應收票據	49,238	58,980
	1,263,332	1,050,495

應收售電款自發票日起計30日內到期，應收售熱款自發票日起計90日內到期。應收賬款及應收票據的賬齡分析如下：

	2005 人民幣千元	2004 人民幣千元
1年以內	1,247,413	1,020,280
1至2年	17	3,030
2至3年	1,594	25,572
3年以上	14,308	1,613
	1,263,332	1,050,495

13. **應付賬款及應付票據**

所有應付賬款及應付票據將於一年內到期。

二、按中國會計準則及制度編制的合併會計報表財務信息摘要

以下綜合財務資料節錄自本集團二零零五年年報中所載的按中國會計準則及制度編制的已審計合併會計報表

合併利潤表

截至2005年12月31日止年度

(金額單位：人民幣千元)

	2005年	2004年
主營業務收入	13,300,397	10,175,438
減：主營業務成本	(10,221,162)	(7,364,476)
主營業務稅金及附加	(134,291)	(108,213)
主營業務利潤	2,944,944	2,702,749
加：其他業務利潤	25,548	15,586
減：管理費用	(871,956)	(673,606)
財務費用	(513,273)	(493,708)
營業利潤	1,585,263	1,551,021
加：投資收益	15,802	30,329
營業外收入	17,005	8,884

	2005	2004
長期負債		
長期借款	12,356,717	9,762,943
專項應付款	113,370	98,920
長期負債合計	12,470,087	9,861,863
遞延稅項		
遞延稅項負債	299,038	232,082
負債合計	20,940,621	17,227,985
少數股東權益	977,006	747,968
股東權益		
股本	6,021,084	5,256,084
資本公積	1,897,561	755,383
盈餘公積	1,409,742	1,257,497
其中：法定公益金	379,434	333,085
未分配利潤	3,197,784	2,545,791
其中：於資產負債表日後提議分配的現金股利	391,370	210,738
股東權益合計	12,526,171	9,814,755
負債和股東權益總計	34,443,798	27,790,708

三、按中國會計準則及制度和《國際財務報告準則》編制的會計報表的差異說明

本集團二零零四年和二零零五年度按照《國際財務報告準則》編制的會計報表是由香港執業會計師畢馬威會計師事務所審計。

本集團二零零四年和二零零五年度按中國企業會計準則和《企業會計制度》編制的會計報表是由畢馬威華振會計師事務所審計。

就中國會計準則及制度和《國際財務報告準則》之主要差異對淨利潤的影響分析如下：

	註釋	2005年 人民幣千元	2004年 人民幣千元 (見註釋(f))
按中國會計準則及制度編制的會計報表的淨利潤		1,014,976	1,044,058
調整：			
淨資產公允價值調整	(a)	(32,893)	(32,721)
商譽/合併價差調整	(b)	29,360	25,653
一般性借款利息資本化	(c)	58,257	—
政府補助	(d)	2,363	—
其他調整	(e)	1,074	605
[illegible]		[illegible]	[illegible]

	2005	2004
[illegible]	[illegible]	[illegible]
存貨(沖銷轉回)/沖銷	(3,007)	1,084
有關土地及樓宇的經營租賃費用	37,260	35,070
研究及開發費用	5,499	5,232
應佔聯營公司的稅項	10,401	176

9. **綜合損益表所示的所得稅**

	2005	2004 (重報)
	人民幣千元	*人民幣千元*
本年度中國企業所得稅		
本年度中國企業所得稅準備	436,780	457,050
以前年度多提	—	(2,643)
	436,780	454,407
遞延稅項		
臨時差異的產生及撥轉	75,561	49,745
綜合損益表內的總所得稅費用	512,341	504,152

實質稅率調節：

	2005	2004 (重報)
	人民幣千元	*人民幣千元*
稅前盈利	1,669,294	1,576,213
按33% 法定稅率計算的中國企業所得稅費用	550,867	520,150
不可扣稅的支出	1,051	11,847
不用繳稅的收入	(12,390)	(10,041)
以前年度多提	—	(2,643)
附屬公司的優惠稅率對所得稅的影響	(27,187)	(15,161)
	512,341	504,152

附註：除其中一間附屬公司享有優惠稅率15% 外，中國企業所得稅根據相關的企業所得稅法規釐定的本年度估計應課稅溢利，以法定稅率33%(二零零四年：33%)計算。

10. **股息**

(a) 本公司並無就此等股息於財務報表內反映：

	2005	2004
	人民幣千元	人民幣千元
於資產負債表日後擬派末期股息 每股人民幣0.065元 (2004年：人民幣0.035元)	391,370	210,738

根據於二零零六年三月二十四日召開的董事會會議上通過的決議，本公司將向股東分派末期股息每股人民幣0.065元，應付股息合共為人民幣391,370,000元，但有待於即將舉行的股東周年大會上經由股東核准。

(b) 本年度已分派的股息如下：

	2005	2004
	人民幣千元	人民幣千元
截至2005年12月31日止年度中期股息 每股人民幣0元(2004年：人民幣0.02元)	—	105,122
截至2004年12月31日止年度末期股息 每股人民幣0.035元 (2003年：人民幣0.035元)	210,738	183,963
	210,738	289,085

11. **每股盈利**

(a) 每股基本盈利

每股基本盈利是按照本公司截至二零零五年十二月三十一日止年度的普通股股東應佔盈利人民幣1,066,421,000元(二零零四年：人民幣1,045,708,000元)及截至二零零五年十二月三十一日止年度已發行的加權平均股數5,957,334,000股(二零零四年：5,256,084,000股)計算。

	2005	2004
加：其他業務利潤	25,548	13,380
減：管理費用	(871,956)	(673,606)
財務費用	(513,273)	(493,708)
營業利潤	1,585,263	1,551,021
加：投資收益	15,802	30,329
營業外收入	17,005	8,884
減：營業外支出	(6,873)	(6,804)
利潤總額	1,611,197	1,583,430
減：所得稅	(506,581)	(512,384)
少數股東損益	(89,640)	(26,988)
淨利潤	1,014,976	1,044,058

合併資產負債表
2005年12月31日
(金額單位：人民幣千元)

資產	2005年	2004年
流動資產		
貨幣資金	845,642	1,270,879
應收銀行承兌匯票	6,475	49,633
應收賬款	1,256,857	1,000,862
其他應收款	69,441	96,779
預付賬款	11,168	349,578
存貨	558,847	358,036
流動資產合計	2,748,430	3,125,767
長期投資		
長期股權投資	1,374,344	845,812
其中：合併價差及股權投資差額	283,017	262,827
固定資產		
固定資產原價	33,007,379	30,992,853
減：累計折舊	(11,829,642)	(10,267,481)
固定資產淨值	21,177,737	20,725,372
工程物資	5,062,900	1,881,316
在建工程	3,850,818	1,007,498
固定資產合計	30,091,455	23,614,186
無形資產及其他資產		
無形資產	170,747	143,276
遞延稅項		
遞延稅項資產	58,822	61,667
資產總計	34,443,798	27,790,708
負債和股東權益		
流動負債		
短期借款	4,094,297	3,115,847
應付銀行承兌匯票	164,045	—
應付賬款	897,872	1,426,699
應付工資	108,527	83,739
應付福利費	24,673	21,813
應交稅金	250,569	308,045
其他應交款	25,298	17,551
其他應付款	624,754	426,171
一年內到期的長期借款	1,981,461	1,734,175
流動負債合計	8,171,496	7,134,040

	註釋	2005	2004
調整：			
淨資產公允價值調整	(a)	(32,893)	(32,721)
商譽/合併價差調整	(b)	29,360	25,653
一般性借款利息資本化	(c)	58,257	—
政府補助	(d)	2,363	—
其他調整	(e)	1,074	605
調整對稅務的影響		(6,716)	8,113
少數股東損益	(f)	90,532	26,353
按《國際財務報告準則》編制的會計報表的淨利潤		1,156,953	1,072,061

就中國會計準則及制度和《國際財務報告準則》之主要差異對權益的影響分析如下：

	註釋	2005年	2004年
		人民幣千元	人民幣千元 (見註釋(f))
按中國會計準則及制度編制的會計報表的股東權益		12,526,171	9,814,755
調整：			
淨資產公允價值調整	(a)	415,976	374,916
商譽/合併價差調整	(b)	(238,586)	(225,362)
一般性借款利息資本化	(c)	58,257	—
政府補助	(d)	(18,240)	—
其他調整	(e)	(127)	(127)
調整對稅務的影響		(121,742)	(90,623)
少數股東損益	(f)	1,040,707	812,943
按《國際財務報告準則》編制的會計報表的總權益		13,662,416	10,686,502

註釋：

(a) 在編制合併財務報表時，根據中國會計準則及制度，合併財務報表是以母公司和子公司及合營企業的個別財務報表為依據編制；根據《國際財務報告準則》，合併財務報表是以母公司的財務報表和被收購子公司及合營企業按被收購時資產負債的公允價值為基礎編制。本公司的子公司及合營企業在被收購時的淨資產的公允價值與其賬面值存在差異，該差異主要是由於固定資產所致的。

淨資產公允值調整主要為子公司及合營企業於被收購時的固定資產公允價值與其賬面值之差及收購日後對公允價值及賬面值之差所作的折舊調整。

(b) 根據中國會計準則及制度，合併價差是指收購成本超過購入淨資產賬面值的份額。按照《國際財務報告準則》，商譽是指收購成本超過可分淨資產公允價值的份額。如註釋(a)所述，由於購入的淨資產賬面值和公允價值存在差異，所以合併價差和商譽亦存在差異。截至二零零五年十二月三十一日止年度的淨利潤差異是因合併價差和商譽攤銷所致。按照二零零五年一月一日生效的《國際財務報告準則》第三號，商譽不再進行攤銷。負商譽被撥回至年初的未分配利潤中作出調整。

(c) 根據中國會計準則及制度，只有為購建固定資產而借入的專門借款所發生的費用才予以資本化為該資產成本的一部分。而根據《國際財務報告準則》，對於一般性借款用於獲取一項符合條件的資產，其借款費用應予以資本化為該資產成本的一部分。

(d) 根據中國會計準則及制度，有條件性的政府補助金會先記於長期負債，當有關的工程已符合政府補助金的要求時，政府補助金會轉入資本公積。而根據《國際財務報告準則》，有條件性的政府補助金會先記於長期負債，並當有關的工程已符合政府補助金的要求時，將根據其有關資產的使用年限內按直線法攤銷記入利潤表內。

(e) 其他調整內的每個單項調整金額並不重大。

(f) 根據中國會計準則及制度，少數股東權益在負債之外及作為股東權益的扣除項目單獨列示。同樣在合併利潤表中，少數股東損益亦作為淨利潤的扣減項目單獨列示。而根據《國際財務報告準則》，少數股東權益應於權益項目內區別於本公司股東應佔權益而單獨列示。同樣，少數股東應佔利潤作為本年度利潤或虧損在少數股東及本公司股東之間的分配，於合併利潤表內單獨列示。

二零零四年同期比較數字已經重述，以符合本年度的披露方式。

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of ("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS OF THE 9TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made by Huadian Power International Corporation Limited (the "Company") in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

The 9th meeting of the 4th session of the Board of Directors was concluded on 24 March 2006 at Yalong Bay Mangrove Tree Resort, Sanya, Hainan, the PRC. The meeting was presided by He Gong, Chairman of the Board and 12 Directors of the Company attended either in person or by their proxies. The meeting was convened in compliance with the Company Law of PRC and the Articles of Association of the Company, and was lawful and valid. The following resolutions were unanimously passed at the meeting:

I. **The Working Report of the General Manager was considered and approved;**

II. **Development Report of the Company was considered and approved;**

III. **The Company's Financial Report for 2005 which was prepared under the International Financial Reporting Standards and the PRC Accounting Standards respectively for the year ended 31 December 2005 was considered and approved, and was agreed to be presented for approval at the Annual General Meeting of 2005;**

IV. **Resolution on profits distribution for 2005 was considered and passed, and was agreed:**

1. to transfer 10% and 5% of its profits of RMB1,014,976,000 in accordance with the PRC accounting standards to the statutory public reserve and the statutory public welfare fund, respectively, amounting to RMB101,497,000 and RMB50,748,000, respectively;
2. to recommend the declaration of a final dividend at RMB0.065 per share with total of RMB391,370,470 in 2005;

It was agreed that the said profits distribution plan be proposed at the Annual General Meeting of 2005;

V. **Resolution on the Report of Board of Directors prepared in accordance with the Listing Rules of the Hong Kong Stock Exchange and the Shanghai Stock Exchange and relevant stipulations for disclosure in annual report and the "Report of the Board of Directors" drafted as required, respectively, was considered and approved, and was agreed to be presented for approval at the Annual General Meeting of 2005;**

VI. **The Report of Corporate Governance for 2005 of the Company was considered and approved, and was agreed to be included in the Company's Annual Report;**

VII. **Results Announcement and Annual Report for 2005 prepared in accordance with the Listing Rules of the Hong Kong Stock Exchange was considered and approved, and the Managing Director were authorized to amend at his discretion and publish timely in accordance with relevant stipulations of the Listing Rules of the Hong Kong Stock Exchange;**

VIII. **Annual Report for 2005 and its summary prepared in accordance with the Listing Rules of the Shanghai Stock Exchange were considered and approved, and the Managing Director was authorized to amend at his discretion and publish timely in accordance with relevant stipulations of the Listing Rules of the Shanghai Stock Exchange;**

IX. **Statement for use of fund of the Company's controlling shareholder and other related parties was considered and approved, and was agreed to report the statement to the China Securities Regulatory Commission and the Shanghai Stock Exchange;**

X. **Resolution on four representation letters of the management, in respect of International financial statements, PRC financial statements, use of fund of the Company's controlling shareholder and other related parties and preliminary announcements in respect of the full year results mentioned in supplemental engagement letter to audit engagement were considered and approved, and any two Directors were authorized to sign the representation letters of the management;**

XI. **Resolutions on the proposal of the General Manager's annual remuneration for 2006 and incentive and appraisal mechanism for other senior management for 2006 were considered and approved, and the Remuneration Committee was authorized to organize and put into force the appraisal system;**

The remuneration of the General Manager is determined by his skills, level of education and involvement in affairs with reference to the Company's performance and profitability, and the industry comparables and market condition.

All Independent Directors have given their consent to the said incentive and appraisal methods put forward by the Remuneration Committee under the Board of Directors;

XII. **The Duty Report of Independent Directors for 2005 was considered and passed, and agreed to be presented for approval at the Annual General Meeting of 2005;**

XIII. **Resolution on the appointment of auditors for 2006 was considered and passed, and agreed to continue to retain KPMG and KPMG Huazhen as the Company's international and domestic auditors for 2006 respectively, and was agreed to be presented for approval at the Annual General Meeting of 2005 and the Board of Directors was authorized to determine their remunerations;**

XIV. **Resolution on seeking authorization by the Board of Directors in connection with loans from financial institutions including banks was considered and approved;**

XV. **"Management Method of External Guarantee" which is prepared pursuant to "Notice of Regulating the External Guarantee Performance of Listed Companies" (Zheng Jian Fa (2005) No. 120) issued by China Securities and Regulatory Committee and China Banking Regulatory Committee was considered and approved;**

XVI. **Resolution on the investment in China Huadian Coal Corporation Ltd. was considered and approved, and the Company was approved to invest in China Huadian Coal Corporation Ltd. with capital contribution and the Managing Director, or any person authorized by him was authorized to execute the relevant investment agreement and disclose as required in Hong Kong and the PRC in due course upon execution of the relevant investment agreement;**

All Independent Directors had reviewed the related description and Investment Agreement in related to the investment in China Huadian Coal Corporation Ltd in prudent manner and were unanimously of the opinion that:

1. the transaction, if materialized, will be entered into in accordance with normal commercial terms and will be fair to the Company and the shareholders as a whole.
2. the connected directors of the Company had refrained from voting in compliance with PRC regulations and relevant requirements of the Articles of Association of the Company;

In event that the transaction is finalized and implemented, the transaction, pursuant to the relevant regulatory requirements, is expected to constitute a connected transaction of the Company. However, the relevant investment agreement has not yet been executed and the terms of transaction are subject to final confirmation. If the company enters into the transaction and executes the relevant investment agreement, the Company will perform its obligation under the relevant regulatory requirements of applicable Listing Rules.

XVII. **The self-checking schedule within the ongoing supervision period was considered and approved, and agreed to submit the self-checking schedule to the China Securities Regulatory Commission and Shanghai Stock Exchange;**

XVIII. **Resolution on convening of the Annual General Meeting was considered and passed, and the Company Secretary was authorized to dispatch the notice of the Annual General Meeting of 2005 to shareholders in due course.**

By Order of the Board of Directors
Huadian Power International Corporation Limited
He Gong
Chairman

As at the date of this announcement, the Company's Directors are : He Gong (The Chairman), Chen Feihu (Vice-Chairman), Zhu Chongli (Vice-Chairman), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director), Hu Yuanmu (Independent Non-executive Director).

Shandong, PRC
24 March 2006

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼： 1071)

海外監管公告
第四屆董事會第九次會議決議

華電國際電力股份有限公司(「本公司」)根據香港聯合交易所有限公司證券上市規則第13.09(2)條而作出本公佈。

本公司第四屆董事會第九次會議於二零零六年三月二十四日，在中國海南省三亞市亞龍灣紅樹林酒店圓滿結束。本公司董事長賀恭主持了會議，公司12名董事親自或者委託出席了會議，本次會議召開符合中華人民共和國公司法和本公司章程的有關規定，會議合法有效。會議審議並一致通過了以下決議：

一． **審議批准總經理工作報告；**

二． **審議批准公司發展報告；**

三． **審議批准公司2005年度財務報告，即通過公司按國際財務報告準則和中國會計準則分別編制的截至2005年12月31止的財務報告，同意提請公司2005年度股東周年大會批准；**

四 **審議通過公司2005年度利潤分配的議案，即同意：**

1. 按照國內會計報告利潤1,014,976千元提取10%的法定公積金101,497千元和5%的法定公益金50,748千元；
2. 建議2005年度派發股息每股0.065元/股，總額合計人民幣391,370.47千元。

同意將上述利潤分配方案報2005年度股東周年大會審議批准；

五． **審議通過關於董事會報告書的議案，即通過分別按照香港聯合交易所及上海證券交易所《上市規則》及年報披露有關規定和要求起草的《董事會報告》，並同意提請公司2005年度股東周年大會批准；**

六． **審議批准了公司2005年度企業管治報告，同意將其載入公司年度報告中；**

七． **審議批准公司按照香港聯交所上市規則編制的2005年度業績公告及年度報告，並授權董事總經理根據《香港聯合交易所有限公司證券上市規則》的有關規定酌情修改並及時發佈；**

八． **審議批准公司按照上海證券交易所上市規則編制的2005年度報告及摘要，並授權董事總經理根據上海證券交易所《股票上市規則》的有關規定酌情修改並及時發佈；**

九． **審議批准公司控股股東及其他關聯方資金佔用情況的專項說明，同意將此說明上報中國證監會及上海證券交易所；**

十． **審議批准關於管理層聲明書的議案，即同意公司管理層就本公司國際會計報表、中國會計報表、控股股東及其他關聯方資金佔用情況及審計項目補充應聘書所述的年度業績初步公告所做的四項聲明書，並授權公司任何兩位董事簽署該管理層聲明書；**

十一． **審議批准關於2006年總經理年薪制方案和其他高級管理人員2006年激勵與考核機制辦法的議案，並授權薪酬委員會具體組織實施其考核兌現；**

本公司總經理的酬金乃根據其個人之技能、知識水平及對事務之投入程度，並參照公司業績與盈利狀況、同業水平及市場環境而厘定。

全體獨立董事同意董事會薪酬委員會提出的上述激勵與考核辦法

十二． **審議通過2005年度獨立董事的述職報告，並同意報公司2005年度股東周年大會批准；**

十三． **審議通過關於聘請2006年度會計師事務所的議案，同意繼續聘用畢馬威會計師事務所和畢馬威華振會計師事務所為本公司二零零六年度國際和境內會計師，並報公司2005年度股東周年大會批准，並授權董事會決定其酬金；**

十四． **審議批准關於就向銀行等金融機構借款事宜提請董事會授權的議案；**

十五． **審議批准公司《對外擔保管理辦法》。此擔保辦法根據證監會和銀監會發佈的《關於規範上市公司對外擔保行為的通知》(證監發[2005]120號)制定的；**

十六． **審議批准關於投資華電煤業集團有限公司之關聯交易的議案，即同意公司以出資形式參股投資華電煤業集團有限公司為基礎，授權董事總經理或其授權人士簽署《投資協議書》，且在協議簽署後適時按要求及時在香港和內地予以披露；**

所有獨立董事均認真審閱了投資華電煤業的相關說明和《投資協議書》，一致認為：

1. 此項交易，若得以落實，將是按照一般商業條款達成的，對本公司及全體股東而言是公平的；
2. 本公司的關聯董事進行了回避表決，符合國家有關法則和公司章程的有關規定。

倘或該項交易得以具體落實和實行，根據有關監管規定，該交易預期會構成本公司的一項關聯交易。然而，交易協議尚未簽訂且交易條款亦有待最終確定。如果本公司進行這項交易而簽署正式協議，本公司將按照適用的上市規則下的相關監管規定履行義務。

十七． **審議批准公司持續督導期的自查表。同意將此自查表提交中國證監會及上海證券交易所；**

十八． **審議通過關於召開股東周年大會的議案，並授權董事會秘書適時向股東發出二零零五年度股東周年大會通知。**

承董事會命
華電國際電力股份有限公司
董事長
賀 恭

於本公告日期，公司董事：賀 恭(董事長)、陳飛虎(副董事長)、朱崇利(副董事長)、陳建華(執行董事)、田沛亭(執行董事)、王映黎(非執行董事)、張炳炬(非執行董事)、彭興宇(非執行董事)、丁慧平(獨立非執行董事)、趙景華(獨立非執行董事)、王傳順(獨立非執行董事)、胡元木(獨立非執行董事)

中國•山東
二零零六年三月二十四日

* *僅供識別*

华電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS OF THE 4TH MEETING OF THE 4TH SESSION OF THE SUPERVISORY COMMITTEE

This announcement is made by Huadian Power International Corporation Limited (the "Company") in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

The 4th meeting of the 4th session of the Company's Supervisory Committee was held on 24 March 2006 at Yalong Bay Mangrove Tree Resort, Sanya, Hainan, the PRC. Three supervisors of the Company attended the meeting and the meeting was lawfully and validly convened. Resolutions were unanimously passed as follows:

1. "Report of the Supervisory Committee for 2005" was considered and passed, and was agreed to be presented for approval at the Annual General Meeting of 2005;
2. "Report of the Final Financial Statements for 2005" which was prepared under the International Financial Reporting Standards and the PRC Accounting Standards respectively for the year ended 31 December 2005 was considered and approved, and was agreed to be presented for approval at the Annual General Meeting of 2005;
3. "Profits Distribution Budget Plan for 2005" was considered and approved, and it was agreed that the dividend for financial year 2005 at RMB0.065 per share with total amount at RMB391,370,470 be distributed, and such distribution be presented for approval at the Annual General Meeting of 2005;
4. The 2005 Annual Report, Summary of the Report and Results Announcement prepared in accordance with the Listing Rules of Shanghai Stock Exchange and Hong Kong Stock Exchange were considered and approved, at which the preparation of Annual Report and procedure for considering the Annual Report are in compliance with the laws, regulations, Articles of Association of the Company and all stipulations of the Company's internal management system. The content and format of the Annual Report are in compliance with all provisions of China Securities Regulatory Commission and the Hong Kong Stock Exchange and the information contained therein can truly reflect the Company's operation, management and financial positions during the year. Before arriving at this opinion, no person participated in preparation and consideration of the Annual Report had any act in breach against the rules of confidentiality.

By Order of the Board of Directors
Huadian Power International Corporation Limited
He Gong
Chairman

As at the date of this announcement, the Company's Directors are : He Gong (The Chairman), Chen Feihu (Vice-Chairman), Zhu Chongli (Vice-Chairman), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director), Hu Yuanmu (Independent Non-executive Director).

Shandong, PRC
24 March 2006

* *For identification only*

華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED *

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼: 1071)

海外監管公告
第四屆監事會第四次會議決議

華電國際電力股份有限公司(「本公司」)根據香港聯合交易所有限公司證券上市規則第13.09(2)條而作出本公佈。

本公司第四屆監事會第四次會議於二零零六年三月二十四日，在中國海南省三亞市亞龍灣紅樹林酒店召開。本公司3名監出席會議，會議合法有效。一致通過以下決議：

一、 審議通過《2005年度監事會報告書》，並同意提請公司二零零五年度股東周年大會批准；

二、 審議批准《2005年度財務決算報告》，即通過公司按國際財務報告準則和中國會計準則分別編制的截至2005年12月31止的財務報告，同意提請公司二零零五年度股東周年大會批准；

三、 審議批准《2005年度利潤分配預案》，即同意派發2005年度股息每股0.065元，總額合計人民幣391,370.47千元，並提請公司二零零五年度股東周年大會審議批准；

四、 審議批准公司按照上海交易所和香港聯交所上市規則編制的二零零五年度報告、報告摘要和業績公告， 認為年報編制和審議程序符合法律、法規、公司章程和公司內部管理制度的各項規定；年報的內容和格式符合中國證監會和證券交易所的各項規定，所包含的信息能否從各個方面真實地反映出公司當年度的經營管理和財務狀況等事項；在提出本意見前，沒有發現參與年報編制和審議的人員有違反保密規定的行為。

承董事會命
華電國際電力股份有限公司
賀 恭
董事長

於本公告日期，公司董事：賀 恭(董事長)、陳飛虎(副董事長)、朱崇利(副董事長)、陳建華(執行董事)、田沛亭(執行董事)、王映黎(非執行董事)、張炳炬(非執行董事)、彭興宇(非執行董事)、丁慧平(獨立非執行董事)、趙景華(獨立非執行董事)、王傳順(獨立非執行董事)、胡元木(獨立非執行董事)

中國 • 山東
二零零六年三月二十四日

* *僅供識別*